Filed Pursuant to Rule 424(b)(3)
Registration No. 333-196774

PROSPECTUS SUPPLEMENT NO. 3
(To Prospectus Dated August 7, 2014)

2,048,179 Shares of Series A Preferred Stock

4,721,428 Shares of Common Stock
(Including 2,048,179 Shares Underlying the Series A Preferred Stock)

This prospectus supplement no. 3 supplements the prospectus, dated August 7, 2014, as previously supplemented by a prospectus supplement no. 1, dated August 14, 2014, and prospectus supplement no. 2, dated September 17, 2014, relating to the securities listed below that may be offered for sale from time to time by certain selling shareholders identified in “Selling Shareholders” beginning on page 24 of the prospectus who currently own such securities or may acquire such securities upon the conversion or exchange of securities currently held. This prospectus supplement no. 3 should be read in conjunction with the prospectus and prospectus supplements no. 1 and no. 2, which are to be delivered with this prospectus supplement no. 3. If there is any inconsistency between the information in the prospectus, as supplemented by prospectus supplements no. 1 and no. 2, and this prospectus supplement no. 3, you should rely on the information in this prospectus supplement no. 3.

Investing in our securities involves risks. You should carefully consider all of the information set forth in this prospectus supplement no. 3 and the prospectus, as supplemented by prospectus supplements no. 1 and no. 2, including the “Risk Factors” beginning on page 5 of the prospectus, as well as the risk factors and other information contained in any documents we incorporate by reference into the prospectus, before investing in any of the securities. See “Incorporation of Certain Information by Reference” on page ii of the prospectus.

The prospectus, as supplemented, covers the following securities (collectively, the “Securities”):

•
2,048,179 shares of our Series A Convertible Perpetual Preferred Stock (the “Series A Preferred Stock”) (which shares of Series A Preferred Stock will automatically convert into shares of our common stock, par value $0.625 per share, in the hands of a transferee immediately upon a “Permissible Transfer” (as defined in the prospectus)); and

•	4,721,428 shares of our common stock, including 2,048,179 shares issuable upon conversion of 2,048,179 shares of our Series A Preferred Stock.

This prospectus supplement no. 3 is filed for the purpose of including in the prospectus the information contained in the attached quarterly report on Form 10-Q for the quarter ended September 30, 2014, as amended, which was filed with the Securities and Exchange Commission on November 21, 2014, and the attached current report on Form 8-K, which was filed with the Securities and Exchange Commission on November 18, 2014.

Neither the Securities and Exchange Commission (“SEC”) nor any state securities commission has approved or disapproved of the common stock or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

The securities being offered are not deposit accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

The date of this prospectus supplement is November 21, 2014.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
FORM 10-Q/A
(Amendment No. 1)

[X] Quarterly Report Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

For the quarterly period ended September 30, 2014

[   ] Transition Report Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

For the transition period from ____________ to _____________

Commission File Number:  0-27622

HIGHLANDS BANKSHARES, INC.
(Exact name of registrant as specified in its charter)

Virginia (State or other jurisdiction of incorporation or organization)	54-1796693 (I.R.S. Employer Identification No.)
P.O. Box 1128 Abingdon, Virginia (Address of principal executive offices)	24212-1128 (Zip Code)

276-628-9181
(Registrant’s telephone number, including area code)

 Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes [X]  No [ ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).   Yes [ X ]        No [    ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or smaller reporting company (See definition of “large accelerated filer, accelerated filer and smaller reporting company” in Rule 12b-2 of the Act). Large Accelerated Filer  [  ]   Accelerated Filer  [  ]    Non-Accelerated Filer [  ]  Smaller Reporting Company  [X]
Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes [  ] No [X ]

Indicate the number of shares outstanding of each of the issuer’s classes of common stock, as of the latest practicable date.

7,851,780 shares of common stock, par value $0.625 per share, outstanding as of  November 14, 2014

EXPLANATORY NOTE

Highlands Bankshares, Inc. (the “Company”) hereby amends its Quarterly Report on Form 10-Q for the period ended September 30, 2014, as filed with the Securities and Exchange Commission on November 14, 2014 (the “Original Filing”), as set forth in this Quarterly Report on Form 10-Q/A (Amendment No. 1) (the “Amendment”).   The Amendment is being filed solely to correct a typographical error in Part II, Item 2, “Unregistered Sales of Equity Securities and Use of Proceeds,” in the Original Filing. Specifically, the statement that the Company sold shares of stock at a price of $3.30 per share has been corrected to read $3.50 per share.

No other information in the Original Filing is being amended by this Amendment.  For convenience, the entire Quarterly Report on Form 10-Q for the period ended September 30, 2014 has been re-filed in this Amendment. This Amendment speaks as of the date of the Original Filing, and does not reflect subsequent events occurring after the date of the Original Filing.  Pursuant to SEC Rule 12b-15, in connection with this filing, we have filed updated Exhibits 31.1, 31.2, 31.3, 32.1, 32.2 and 32.3.

Highlands Bankshares, Inc.

FORM 10-Q
For the Quarter Ended September 30, 2014

INDEX

PART I. FINANCIAL INFORMATION	PAGE

Item 1. Financial Statements

Consolidated Balance Sheets at September 30, 2014 (Unaudited) and December 31, 2013
3

Consolidated Statements of Income (Unaudited) for the Three Months and Nine Months Ended September 30, 2014 and 2013	4

Consolidated Statements of Comprehensive Income (Unaudited) for the Three Months and Nine Months Ended September 30, 2014 and 2013	5
Consolidated Statements of Cash Flows (Unaudited) for the Nine Months Ended September 30, 2014 and 2013	6

Consolidated Statements of Changes in Stockholders’ Equity (Unaudited) for the Three Months and Nine Months Ended September 30, 2014 and 2013	7-8

Notes to Consolidated Financial Statements (Unaudited)	9-38

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations	38-43

Item 3. Quantitative and Qualitative Disclosures About Market Risk	44

Item 4. Controls and Procedures	44

PART II. OTHER INFORMATION

Item 1. Legal Proceedings	45

Item 1A. Risk Factors	45

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds	45

Item 3. Defaults Upon Senior Securities	45

Item 4. Mine Safety Disclosures	45

Item 5. Other Information	45

Item 6. Exhibits	46

SIGNATURES AND CERTIFICATIONS	47

PART I.
FINANCIAL INFORMATION
ITEM 1.  Financial Statements
Consolidated Balance Sheets
(Amounts in thousands)
	(Unaudited) September 30, 2014	(Note 1) December 31, 2013
ASSETS
Cash and due from banks	$ 16,602	$ 16,965
Federal funds sold	45,520	67,030

Total Cash and Cash Equivalents	62,122	83,995

Investment securities available for sale (amortized cost $83,687 at September 30, 2014, $56,582 at December 31, 2013)	83,239	55,318
Other investments, at cost	6,757	4,710
Loans, net of allowance for loan losses of $5,529 at September 30, 2014, $6,825 at December 31, 2013	399,055	396,961
Premises and equipment, net	20,327	20,188
Deferred tax assets	11,150	10,444
Interest receivable	2,320	2,171
Bank owned life Insurance	14,085	14,132
Other real estate owned	6,720	7,834
Other assets	3,829	2,559

Total Assets	$ 609,604	$ 598,312

LIABILITIES AND STOCKHOLDERS’ EQUITY

LIABILITIES

Deposits:
Non-interest bearing	$ 115,127	$ 107,328
Interest bearing	372,822	380,946

Total Deposits	487,949	488,274

Interest, taxes and other liabilities	1,298	2,595
Other short-term borrowings	20,050	23,500
Long-term debt	47,764	47,802
Capital securities	-	3,150

Total Other Liabilities	69,112	77,047

Total Liabilities	557,061	565,321

STOCKHOLDERS’ EQUITY

Common stock (7,843 at September 30, 2014 and 5,011 at December 31, 2013 shares issued and outstanding)	4,902	3,132
Preferred stock (2,048 shares issued and outstanding)	4,096	-
Additional paid-in capital	18,998	7,783
Retained earnings	24,843	22,910
Accumulated other comprehensive loss	(296)	(834)
Total Stockholders’ Equity	52,543	32,991

Total Liabilities and Stockholders’ Equity	$ 609,604	$ 598,312

See accompanying Notes to Consolidated Financial Statements

Consolidated Statements of Income
(Amounts in thousands, except per share data)
(Unaudited)

	Nine Months Ended Sept.30, 2014	Nine Months Ended Sept.30, 2013	Three Months Ended Sept.30, 2014	Three Months Ended Sept. 30, 2013
INTEREST INCOME
Loans receivable and fees on loans	$ 16,045	$ 16,186	$ 5,458	$ 5,384
Securities available for sale:
Taxable	691	534	277	173
Exempt from taxable income	371	418	124	138
Other investment income	151	122	50	31
Federal funds sold	110	110	32	35

Total Interest Income	17,368	17,370	5,941	5,761

INTEREST EXPENSE
Deposits	1,933	2,255	630	726
Other borrowed funds	2,077	2,178	621	727

Total Interest Expense	4,010	4,433	1,251	1,453

Net Interest Income	13,358	12,937	4,690	4,308

Provision for Loan Losses	1,248	1,120	352	552

Net Interest Income after Provision for Loan Losses	12,110	11,817	4,338	3,756

NON-INTEREST INCOME
Securities gains, losses, net	-	(4)	-	-
Service charges on deposit accounts	1,431	1,545	485	533
Other service charges, commissions and fees	1,248	1,248	396	446
Other operating income	564	533	203	159
Total Non-Interest Income	3,243	3,322	1,084	1,138

NON-INTEREST EXPENSE
Salaries and employee benefits	7,424	7,140	2,451	2,398
Occupancy expense of bank premises	778	902	202	301
Furniture and equipment expense	862	910	290	295
Other operating expense	4,105	4,034	1,444	1,378
Foreclosed Assets – Write-down and operating expenses	1,234	2,381	462	1,632
Total Non-Interest Expense	14,403	15,367	4,849	6,004

Income (Loss) Before Income Taxes	950	(228)	573	(1,110)

Income Tax Expense (Benefit)	(983)	(2,314)	47	(452)

Net Income	$ 1,933	$ 2,086	$ 526	$ (658)

Basic Earnings Per Common Share – Weighted Average	$ 0.29	$ 0.42	$ 0.07	$ (0.13)

Earnings Per Common Share – Assuming Dilution	$ 0.22	$ 0.42	$ 0.05	$ (0.13)

See accompanying Notes to Consolidated Financial Statements

Consolidated Statements of Comprehensive Income
(Amounts in thousands)
(Unaudited)

	Nine Months Ended Sept. 30, 2014	Nine Months Ended Sept. 30, 2013

Net Income	$ 1,933	$ 2,086

Other Comprehensive Income
Unrealized gains (losses) on securities during the period	815	(1,537)
Less: reclassification adjustment for losses included in net income	-	4
Other Comprehensive Income (Loss), before tax	815	(1,533)
Income tax expense (benefit) related to other comprehensive income	277	(519)
Other Comprehensive Income (Loss)	538	(1,014)
Comprehensive Income	$ 2,471	$ 1.072

	Three Months Ended Sept. 30, 2014	Three Months Ended Sept. 30, 2013

Net Income	$ 526	$ (658)

Other Comprehensive Income
Unrealized gains (losses) on securities during the period	(201)	(156)
Less: reclassification adjustment for losses included in net income	-	-
Other Comprehensive Income (Loss), before tax	(201)	(156)
Income tax expense (benefit) related to other comprehensive income	(68)	(53)
Other Comprehensive Income (Loss)	(133)	(103)
Comprehensive Income	$ 393	$ (761)

See accompanying Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows
(Amounts in thousands)
(Unaudited)

	Nine Months Ended	Nine Months Ended
	Sept. 30, 2014	Sept. 30, 2013
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$ 1,933	$ 2,086
Adjustments to reconcile net income to net cash provided by operating activities
Provision for loan losses	1,248	1,120
Depreciation and amortization	653	676
Net realized (gains) losses on available for sale securities	-	4
Net amortization on securities	475	586
Amortization of capital issue costs	18	4
(Increase) decrease in interest receivable	(149)	2
Valuation adjustment of other real estate owned	386	1,645
Valuation adjustment of deferred tax assets	(1,000)	(2,000)
Increase in other assets	(1,270)	(213)
Increase (decrease) in interest, taxes and other liabilities	(1,210)	380

Net cash provided by operating activities	1,084	4,290

CASH FLOWS FROM INVESTING ACTIVITIES:
Securities available for sale:
Proceeds from sale of securities	-	1,321
Proceeds from maturities of debt and equity securities	6,597	8,366
Purchase of debt and equity securities	(34,177)	(11,765)
Purchases of other investments	(2,047)	220
Net increase in loans	(6,185)	(14,769)
Proceeds from sales of other real estate owned	3,141	5,514
Proceeds from Cash Surrender Value of Life Insurance	360	-
Premises and equipment expenditures	(763)	(848)

Net cash used in investing activities	(33,074)	(11,961)

CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of Common Stock	9,912	-
Issuance of Preferred Stock	7,168	-
Net decrease in time deposits	(11,110)	(16,696)
Net increase in demand, savings and other deposits	10,785	19,522
Increase (decrease) in short-term borrowings	(3,450)	3,355
Decrease in long-term debt	(38)	(3,483)
Redemption of Capital Securites	(3,150)	-

Net cash provided by financing activities	10,117	2,698

Net decrease in cash and cash equivalents	(21,873)	(4,973)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	83,995	81,208

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 62,122	$ 76,235

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid during the year for:
Interest	$ 5,221	$ 4,303

SUPPLEMENTAL DISCLOSURE OF NONCASH TRANSACTIONS
Transfer of loans to other real estate owned	$ 2,843	$ 3,572
Loans originated from sales of other real estate owned	$ 561	$ 1,751

See accompanying Notes to Consolidated Financial Statements

Consolidated Statements of Changes in Stockholders’ Equity
(Amounts in thousands)
(Unaudited)

Three Months Ended September 30							Accumulated
					Additional		Other	Total
	Common Stock		Preferred Stock		Paid In	Retained	Comprehensive	Stockholders’
	Shares	Par Value	Shares	Par Value	Capital	Earnings	Income	Equity

Balance, June 30, 2013	5,011	$ 3,132			$ 7,783	$ 24,172	$ (2,782)	$ 32,305

Net income	-	-			-	(658)	-	(658)

Other comprehensive loss	-	-			-	-	(103)	(103)

Balance Sept. 30, 2013	5,011	$ 3,132			$ 7,783	$ 23,514	$ (2,885)	$ 31,544

Balance, June 30, 2014	7,684	$ 4,803	2,048	$ 4,096	$ 18,541	$ 24,317	$ (163)	$ 51,594

Net income	-	-			-	526	-	526

Common Stock Issuance	159	$ 99			457			556

Preferred Stock Issuance			-	-	-			-

Other comprehensive income	-	-			-	-	(133)	(133)

Balance, Sept. 30, 2014	7,843	$ 4,902	2,048	$4,096	$ 18,998	$ 24,843	$ (296)	$ 52,543

Consolidated Statements of Changes in Stockholders’ Equity
(Amounts in thousands)
(Unaudited)

Nine Months Ended September 30							Accumulated
					Additional		Other	Total
	Common Stock		Preferred Stock		Paid In	Retained	Comprehensive	Stockholders’
	Shares	Par Value	Shares	Par Value	Capital	Earnings	Income	Equity

Balance, December 31,2012	5,011	$ 3,132			$ 7,783	$ 21,428	$ (1,871)	$ 30,472

Net income	-	-			-	2,086	-	2,086

Other comprehensive loss	-	-			-	-	(1,014)	(1,014)

Balance Sept. 30, 2013	5,011	$ 3,132			$ 7,783	$ 23,514	$ (2,885)	$ 31,544

Balance, December 31, 2013	5,011	$ 3,132	2,048	$ 4,096	$ 7,783	$ 22,910	$ (834)	$ 32,991

Net income	-	-			-	1,933	-	1,933

Common Stock Issuance	2,832	1,770			8,142			9,912

Preferred Stock Issuance			2,048	4,096	3,073			7,169

Other comprehensive income	-	-			-	-	538	538

Balance, Sept. 30, 2014	7,843	$ 4,902	2,048	$4,096	$ 18,998	$ 24,843	$ (296)	$ 52,543

See accompanying Notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements
(Unaudited)
(in thousands, except share, per share and percentage data)

Note 1              General

The consolidated financial statements of Highlands Bankshares, Inc. (the “Company”) include its wholly-owned subsidiary, Highlands Union Bank (the “Bank”).  The statements also include Highlands Union Insurance Services, Inc., Highlands Union Financial Services, Inc., and Blue Ridge Hospitality, LLC, which are wholly owned subsidiaries of the Bank. Blue Ridge Hospitality, LLC, was formed in June 2014 to hold and manage certain properties acquired by the Bank through foreclosure or deed in lieu of foreclosure. The Company’s consolidated financial statements conform to United States generally accepted accounting principles and to banking industry practices. The accompanying consolidated interim financial statements are unaudited. In the opinion of management, all adjustments necessary for a fair presentation of the consolidated financial statements have been included. All such adjustments are of a normal and recurring nature. The consolidated balance sheet as of December 31, 2013 has been extracted from the audited financial statements included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2013 (the “2013 Form 10-K”). The notes included herein should be read in conjunction with the notes to consolidated financial statements included in the 2013 Form 10-K. The results of operations for the three month and nine month periods ended September 30, 2014 are not necessarily indicative of the results to be expected for the full year.

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2              Loans and Allowance for Loan Losses  (amounts in thousands)
 The composition of net loans is as follows:

	September 30, 2014	December 31, 2013
Real Estate Secured:
Residential 1-4 family	$ 184,300	$ 175,860
Multifamily	21,233	20,592
Construction and Land Loans	18,618	18,509
Commercial Real Estate, Owner Occupied	70,845	71,459
Commercial Real Estate, Non-owner occupied	31,726	37,117
Second mortgages	7,574	7,934
Equity lines of credit	7,020	7,884
Farmland	8,756	9,322
	350,072	348,677

Secured (other) and unsecured
Personal	20,352	20,472
Commercial	31,473	31,575
Agricultural	3,085	3,376
	54,910	55,423

Overdrafts	242	304

	405,224	404,404
Less:
Allowance for loan losses	5,529	6,825
Net deferred fees	640	618
	6,169	7,443

Loans, net	$ 399,055	$ 396,961

Notes to Consolidated Financial Statements
(Unaudited)
(in thousands, except share, per share and percentage data)
The following table is an analysis of past due loans as of September 30, 2014:

	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days	Total Past Due	Current	Total Financing Receivables	Recorded Investment > 90 Days and Accruing

Real Estate Secured
Residential 1-4 family	$ 2,775	$ 1,997	$ 2,730	$ 7,502	$ 176,798	$ 184,300	$ -
Equity lines of credit	16	50	240	306	6,714	7,020	-
Multifamily	-	-	-	-	21,233	21,233	-
Farmland	399	179	129	707	8,049	8,756	-
Construction, Land Development, Other Land Loans	197	36	161	394	18,224	18,618	-
Commercial Real Estate- Owner Occupied	845	2	2,702	3,549	67,296	70,845	-
Commercial Real Estate- Non Owner Occupied	4	-	1,547	1,551	30,175	31,726	-
Second Mortgages	90	51	145	286	7,288	7,574	-
Non Real Estate Secured
Personal	487	80	216	783	19,811	20,594	-
Commercial	580	511	206	1,297	30,176	31,473	-
Agricultural	9	84	492	585	2,500	3,085	-

Total	$ 5,402	$ 2,990	$ 8,568	$ 16,960	$ 388,264	$ 405,224	$ -

The following table is an analysis of past due loans as of December 31, 2013:

	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days	Total Past Due	Current	Total Financing Receivables	Recorded Investment > 90 Days and Accruing

Real Estate Secured
Residential 1-4 family	$ 3,219	$ 1,805	$ 2,699	$ 7,723	$ 168,137	$ 175,860	$ -
Equity lines of credit	-	-	318	318	7,566	7,884	-
Multifamily	-	97	-	97	20,495	20,592	-
Farmland	38	-	129	167	9,155	9,322	-
Construction, Land Development, Other Land Loans	303	117	1,615	2,035	16,474	18,509	-
Commercial Real Estate- Owner Occupied	665	26	1,610	2,301	69,158	71,459	-
Commercial Real Estate- Non Owner Occupied	234	2,257	637	3,128	33,989	37,117	-
Second Mortgages	341	3	56	400	7,534	7,934	-
Non Real Estate Secured
Personal	357	177	146	680	20,096	20,776	2
Commercial	1,344	121	266	1,731	29,844	31,575	-
Agricultural	29	-	-	29	3,347	3,376	-

Total	$ 6,530	$ 4,603	$ 7,476	$ 18,609	$ 385,795	$ 404,404	$ 2

Notes to Consolidated Financial Statements
(Unaudited)
(in thousands, except share, per share and percentage data)

Loans are considered delinquent when payments have not been made according to the terms of the contract. The accrual of interest on loans is discontinued at the time the loan is 90 days delinquent unless the credit is well-secured and in process of collection.  Credit card loans and other personal loans are typically charged off no later than 180 days past due.   In all cases, loans are placed on non-accrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

The following is a summary of non-accrual loans at September 30, 2014 and December 31, 2013:

	September 30, 2014	December 31, 2013
Real Estate Secured
Residential 1-4 Family	$ 4,201	$ 2,890
Multifamily	-	-
Construction and Land Loans	1,922	1,694
Commercial-Owner Occupied	5,617	3,005
Commercial- Non Owner Occupied	1,547	2,429
Second Mortgages	145	92
Equity Lines of Credit	240	318
Farmland	129	146
Secured (other) and Unsecured
Personal	215	144
Commercial	206	266
Agricultural	493	-

Total	$14,715	$ 10,984

The September 30, 2014 total includes approximately $6.14 million of modified loans that are paying under the terms of their existing loan agreement but included in non-accrual per regulatory guidance.

Notes to Consolidated Financial Statements
(Unaudited)
(in thousands, except share, per share and percentage data)

The following tables represent a summary of credit quality indicators of the Company’s loan portfolio at September 30, 2014 and December 31, 2013.  The grades are assigned and/or modified by the Company’s credit review and credit analysis departments based on the creditworthiness of the borrower and the overall strength of the loan.

Credit Risk Profile by Internally Assigned Grade as of September 30, 2014

Grade (1)	Residential 1-4 Family	Multifamily	Farmland	Construction, Land Loans	Commercial Real Estate- Owner Occupied	Commercial Real Estate Non-Owner Occupied

Quality	30,632	6	476	3,147	3,882	800
Satisfactory	98,771	16,549	1,884	7,588	32,417	14,446
Acceptable	41,489	2,589	4,969	5,481	19,916	12,224
Special Mention	3,319	837	467	488	3,185	2,339
Substandard	10,089	1,252	960	1,914	11,445	1,917
Doubtful	-		-	-	-	-

Total	$ 184,300	$ 21,233	$ 8,756	$ 18,618	$ 70,845	$ 31,726

Credit Risk Profile by Internally Assigned Grade as of December 31, 2013

Grade (1)	Residential 1-4 Family	Multifamily	Farmland	Construction, Land Loans	Commercial Real Estate- Owner Occupied	Commercial Real Estate Non-Owner Occupied

Quality	33,137	-	823	3,425	5,831	1,495
Satisfactory	90,569	15,419	4,128	8,123	27,712	15,153
Acceptable	38,958	3,049	3,699	3,733	22,007	11,148
Special Mention	4,678	2,124	6	1,652	6,823	2,507
Substandard	8,518	-	666	1,576	8,620	6,814
Doubtful	-	-	-	-	466	-

Total	$ 175,860	$ 20,592	$ 9,322	$ 18,509	$ 71,459	$ 37,117

(1)  Quality--This grade is reserved for the Bank’s top quality loans. These loans have excellent sources of repayment, with no significant identifiable risk of collection.  Generally, loans assigned this rating will demonstrate the following characteristics:

•	Conformity in all respects with Bank policy, guidelines, underwriting standards, and Federal and State regulations (no exceptions of any kind).

•	Documented historical cash flow that meets or exceeds required minimum Bank guidelines, or that can be supplemented with verifiable cash flow from other sources.

•	Adequate secondary sources to liquidate the debt, including combinations of liquidity, liquidation of collateral, or liquidation value to the net worth of the borrower or guarantor.

For existing loans, all of the requirements above apply plus all payments have been made as agreed, current financial information on all borrowers and guarantors has been obtained and analyzed, and overall business operating trends are either stable or improving.

   Satisfactory-This grade is given to performing loans. These loans have adequate sources of repayment, with little identifiable risk of collection. Loans assigned this rating will demonstrate the following characteristics:

•
General conformity to the Bank's policy requirements, product guidelines and underwriting standards.  Any exceptions that are identified during the underwriting and approval process have been adequately mitigated by other factors.

•	Documented historical cash flow that meets or exceeds required minimum Bank guidelines, or that can be supplemented with verifiable cash flow from other sources.

Notes to Consolidated Financial Statements
(Unaudited)
(in thousands, except share, per share and percentage data)

•	Adequate secondary sources to liquidate the debt, including combinations of liquidity, liquidation of collateral, or liquidation value to the net worth of the borrower or guarantor

For existing loans, all of the requirements outlined above will apply, plus all payments have been made as agreed, current financial information on all borrowers and guarantors has been obtained and analyzed, and overall business operating trends are stable with any declines considered minor and temporary.

Acceptable-This grade is given to loans that show signs of weakness in either adequate sources of repayment or collateral, but have demonstrated mitigating factors that minimize the risk of delinquency or loss.  Loans assigned this rating may demonstrate some or all of the following characteristics:

•
Additional exceptions to the Bank's policy requirements, product guidelines or underwriting standards that present a higher degree of risk to the Bank.  Although the combination and/or severity of identified exceptions is greater, all exceptions have been properly mitigated by other factors.

•
Unproved, insufficient or marginal primary sources of repayment that appear sufficient to service the debt at this time.  Repayment weaknesses may be due to minor operational issues, financial trends, or reliance on projected (not historic) performance.

•	Marginal or unproven secondary sources to liquidate the debt, including combinations of liquidation of collateral and liquidation value to the net worth of the borrower or guarantor.

For existing loans, payments have generally been made as agreed with only minor and isolated delinquencies.

Special Mention -This grade is given to Watch List loans that include the following characteristics:

•	Loans with underwriting guideline tolerances and/or exceptions with no identifiable mitigating factors.

•
Extending loans that are currently performing satisfactorily but with potential weaknesses that may, if not corrected, weaken the asset or inadequately protect the Bank's position at some future date. Potential weaknesses are the result of deviations from prudent lending practices.

•
Loans where adverse economic conditions that develop subsequent to the loan origination do not jeopardize liquidation of the debt, but do substantially increase the level of risk may also warrant this rating.

  Substandard-Loans in this category are characterized by deterioration in quality exhibited by any number of well-defined weaknesses requiring corrective action. A substandard loan is inadequately protected by the current sound net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans classified as substandard must have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt; they are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected.

 The weaknesses may include, but are not limited to:

•	High debt to worth ratios and or declining or negative earnings trends

•	Declining or inadequate liquidity

•	Improper loan structure or questionable repayment sources

•	Lack of well-defined secondary repayment source, and

•	Unfavorable competitive comparisons.

Such loans are no longer considered to be adequately protected due to the borrower's declining net worth, lack of earnings capacity, declining collateral margins and/or unperfected collateral positions. A possibility of loss of a portion of the loan balance cannot be ruled out. The repayment ability of the borrower is marginal or weak and the loan may have exhibited excessive overdue status or extensions and/or renewals.

Notes to Consolidated Financial Statements
(Unaudited)
(in thousands, except share, per share and percentage data)

Doubtful -Loans classified Doubtful have all the weaknesses inherent in loans classified Substandard, plus the added characteristic that the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions, and values highly questionable and improbable. The ability of the borrower to service the debt is extremely weak, overdue status is constant, the debt has been placed on non-accrual status, and no definite repayment schedule exists.

However, these loans are not yet rated as loss because certain events may occur which would salvage the debt. Among these events are:

•	Injection of capital;

•	Alternative financing; and/or,

•	Liquidation of assets or the pledging of additional collateral.

Credit Risk Profile based on payment activity as of September 30, 2014
	Consumer - Non Real Estate	Equity Line of Credit / Second Mortgages	Commercial - Non Real Estate	Agricultural - Non Real Estate

Performing	$ 20,378	$ 14,209	$ 31,267	$ 2,593
Nonperforming (>90 days past due)	216	385	206	492

Total	$ 20,594	$ 14,594	$ 31,473	$ 3,085

Credit Risk Profile based on payment activity as of  December 31, 2013
	Consumer - Non Real Estate	Equity Line of Credit / Second Mortgages	Commercial - Non Real Estate	Agricultural - Non Real Estate

Performing	$ 20,630	$ 15,444	$ 31,309	$ 3,376
Nonperforming (>90 days past due)	146	374	266	-

Total	$ 20,776	$ 15,818	$ 31,575	$ 3,376

Notes to Consolidated Financial Statements
(Unaudited)
(in thousands, except share, per share and percentage data)

The following tables reflect the Bank’s impaired loans at September 30, 2014:

September 30, 2014	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
With No Related Allowance
Real Estate Secured
Residential 1-4 family	$ 7,190	$ 7,190	$ -	$ 6,616	$ 146
Equity lines of credit	301	379	-	332	4
Multifamily	1,252	1,252	-	626	48
Farmland	971	971	-	727	37
Construction, Land Development, Other Land Loans	1,726	1,726	-	1,710	32
Commercial Real Estate- Owner Occupied	9,561	9,765	-	7,477	196
Commercial Real Estate- Non Owner Occupied	-	-	-	3,227	-
Second Mortgages	204	204	-	133	5
Non Real Estate Secured
Personal /Consumer	65	65	-	59	2
Commercial	373	373	-	234	17
Agricultural	492	547	-	246	-

Total	$ 22,135	$ 22,472	$ -	$ 21,387	$ 487

September 30, 2014	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
With an Allowance Recorded
Real Estate Secured
Residential 1-4 family	$ 3,377	$ 3,377	$ 686	$ 3,201	$ 95
Equity lines of credit	-	-	-	19	-
Multifamily	-	-	-	-	-
Farmland	-	-	-	100	-
Construction, Land Development, Other Land Loans	366	366	20	183	6
Commercial Real Estate- Owner Occupied	1,902	1,902	273	2,715	51
Commercial Real Estate- Non Owner Occupied	1,918	1,918	323	3,249	27
Second Mortgages	-	-	-	28	-
Non Real Estate Secured
Personal /Consumer	229	229	158	181	5
Commercial	658	658	414	791	24
Agricultural	8	8	8	94	-

Total	$ 8,458	$ 8,458	$ 1,882	$ 10,561	$ 208

Notes to Consolidated Financial Statements
(Unaudited)
(in thousands, except share, per share and percentage data)

The following tables reflect the Bank’s impaired loans at December 31, 2013:

December 31, 2013	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
With no Related Allowance
Real Estate Secured
Residential 1-4 family	$ 6,042	$ 6,042	$ -	$ 6,300	$ 198
Equity lines of credit	364	364	-	182	6
Multifamily	-	-	-	-	-
Farmland	483	483	-	391	11
Construction, Land Development, Other Land Loans	1,694	1,694	-	1,677	1
Commercial Real Estate- Owner Occupied	5,393	5,393	-	5,201	173
Commercial Real Estate- Non Owner Occupied	6,454	6,454	-	4,943	250
Second Mortgages	62	62	-	191	3
Non Real Estate Secured
Personal	53	53	-	31	3
Commercial	96	96	-	82	5
Agricultural	-	-	-	10	-

Total	$ 20,641	$ 20,641	$ -	$ 19,008	$ 650

December 31, 2013	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
With an Allowance Recorded
Real Estate Secured
Residential 1-4 family	$ 3,026	$ 3,026	$ 394	$ 3,756	$ 145
Equity lines of credit	38	38	38	19	1
Multifamily	-	-	-	202	-
Farmland	200	200	25	201	8
Construction, Land Development, Other Land Loans	-	-	-	-	-
Commercial Real Estate- Owner Occupied	3,528	3,528	630	3,113	72
Commercial Real Estate- Non Owner Occupied	4,581	4,581	1,230	3,788	93
Second Mortgages	56	56	45	28	1
Non Real Estate Secured
Personal	133	133	84	77	6
Commercial	924	924	695	791	34
Agricultural	181	181	56	448	4

Total	$ 12,667	$ 12,667	$ 3,197	$ 12,423	$ 364

Notes to Consolidated Financial Statements
(Unaudited)
(in thousands, except share, per share and percentage data)

The following tables present the balance in the allowance for loan losses and the recorded investment in loans by loan category and is segregated by impairment evaluation method as of September 30, 2014 and September 30, 2013.

Nine months ended September 30, 2013	Residential 1-4 Family	Multifamily	Construction and Land Loans	Commercial Owner Occupied	Commercial Non-Owner Occupied	Second Mortgages	Equity Line of Credit	Farmland	Personal and Overdrafts	Commercial and Agricultural	Unallocated	Total
Allowance for Credit Losses:
Beginning Balance December 31, 2012	$ 1,242	$ 280	$ 823	$ 1,039	$ 1,075	$ 161	$ 30	$ 97	$ 486	$1,530	$ 686	7,449
Provision for Credit Losses	329	(102)	(404)	161	376	150	1	17	348	(275)	519	1,120
Charge-offs	333	-	127	408	52	134	3	41	331	193	-	1,622
Recoveries	6	-	3	-	-	-	-	-	39	30	-	78
Net Charge-offs	327	-	124	408	52	134	3	41	292	163	-	1,544
Ending Balance September 30, 2013	1,244	178	295	792	1,399	177	28	73	542	1,092	1,205	7,025
Ending Balance: Individually evaluated for impairment	615	-	-	339	1,185	38	13	9	116	637	-	2,952
Ending Balance: Collectively Evaluated for Impairment	629	178	295	453	214	139	15	64	426	455	1,205	4,073
Loans:
Ending Balance: Individually Evaluated for Impairment	10,357	-	1,625	8,921	12,114	261	234	432	239	2,015	-	36,198
Ending Balance: Collectively Evaluated for Impairment	164,614	19,768	15,995	58,758	25,215	7,939	7,933	10,296	21,608	32,403	-	364,529
Ending Balance: September 30, 2013	$174,971	$19,768	$17,620	$67,679	$37,329	$8,200	$8,167	$10,728	$21,847	$34,418	-	$400,727

Notes to Consolidated Financial Statements
(Unaudited)
(in thousands, except share, per share and percentage data)

Nine months ended Sept. 30, 2014	Residential 1-4 Family	Multifamily	Construction and Land Loans	Commercial R./E Owner Occupied	Commercial R/E Non-Owner Occupied	Second Mortgages	Equity Line of Credit	Farmland	Personal and Overdrafts	Commercial and Agricultural	Unallocated	Total
Allowance for Credit Losses:
Beginning Balance December 31, 2013	$ 975	$ 143	$ 230	$ 1,029	$ 1,415	$ 153	$ 50	$ 65	$ 483	$ 1,264	$ 1,018	$ 6,825
Provision for Credit Losses	353	(102)	(103)	(218)	982	(52)	125	(51)	599	23	(308)	1,248
Charge-offs	188	-	18	345	1,239	25	100	-	471	387	-	2,773
Recoveries	(1)	-	(6)	(132)	-	-	-	-	(54)	(36)	-	(229)
Net Charge-offs	187	-	12	213	1,239	25	100	-	417	351	-	2,544
Ending Balance Sept. 30, 2014	1,141	41	115	598	1,158	76	75	14	665	936	710	5,529
Ending Balance: Individually evaluated for impairment	686	-	20	273	323	-	-	-	158	422	-	1,882
Ending Balance: Collectively Evaluated for Impairment	455	41	95	325	835	76	75	14	507	514	710	3,647
Loans:
Ending Balance: Individually Evaluated for Impairment	10,567	1,252	2,092	11,463	1,918	204	301	971	294	1,531	-	30,593
Ending Balance: Collectively Evaluated for Impairment	173,733	19,981	16,526	59,382	29,808	7,370	6,719	7,785	20,300	33,027	-	374,631
Ending Balance: Sept. 30, 2014	$184,300	$21,233	$18,618	$70,845	$31,726	$7,574	$7,020	$8,756	$20,594	$34,558	-	$405,224

Notes to Consolidated Financial Statements
(Unaudited)
(in thousands, except share, per share and percentage data)

A loan is considered impaired and an allowance for loan losses is established on loans for which it is probable that the full collection of principal and interest is in doubt. Once a loan is identified as individually impaired, management measures impairment using one of several methods, including collateral value based on recent appraisal and /or tax assessment value, liquidation value and/or discounted cash flows. Those impaired loans not requiring an allowance represent loans for which the fair value of the expected repayments or collateral exceed the recorded investments in such loans. At September 30, 2014 and December 31, 2013, all of the total impaired loans were evaluated based on the fair value of the collateral. On a quarterly basis, the ALLL methodology begins with the determination of individually impaired loans. All loans that are rated “7” (Doubtful) are assessed as impaired based on the expectation that the full collection of principal and interest is in doubt. All loans that are rated “6” (Substandard) or are expected to be downgraded to “6”, require additional analysis to determine whether they may be impaired. All loans that are rated “5” (Special Mention) are presumed not to be impaired. However, “5” rated loans with the following characteristics warrant further analysis before completing an assessment of impairment:

•	A loan is 60 days or more delinquent on scheduled principal or interest;
•	A loan is presently in an unapproved over advanced position;
•	A loan is newly modified; or
•	A loan is expected to be modified.

The Company’s credit administration personnel and senior financial officers are responsible for tracking, coding, and monitoring loans that become Troubled Debt Restructurings  (“TDRs”). Concessions are made to existing borrowers in the form of modified interest rates and / or payment terms. The loans are segregated for regulatory and external reporting. Each specific TDR is reviewed to determine if the accrual of interest should be discontinued and also reviewed for impairment. The Company’s senior credit administration officer performs this analysis on a quarterly basis in addition to determining any other loans that are impaired within the loan portfolio. The Company had a total of $12,161 and $17,810 of loans categorized as troubled debt restructurings as of September 30, 2014 and December 31, 2013, respectively. Interest is accrued on TDRs if the loan is otherwise not impaired and the full collection of principal and interest under the modified terms is still deemed probable.

In the determination of the allowance for loan losses, management considers troubled debt restructurings and subsequent defaults in these restructurings by adjusting the loan grades of such loans. Defaults resulting in charge-offs affect the historical loss experience ratios which are a component of the allowance calculation. Additionally, specific reserves may be established on restructured loans evaluated individually.

The following tables summarize the troubled debt restructurings during the nine months ended September 30, 2014 and 2013.

Notes to Consolidated Financial Statements
(Unaudited)
(in thousands, except share, per share and percentage data)

Troubled Debt Restructurings –Nine months ended September 30, 2014 Interest only	Number of Contracts	Pre- Modification Outstanding Recorded Investment	Post - Modification Recorded Investment
Real Estate Secured
Residential 1-4 family
Equity lines of credit
Multifamily	1	1,252	1,252
Farmland
Construction, Land Development, Other Land Loans
Commercial Real Estate- Owner Occupied	1	1,395	1,395
Commercial Real Estate- Non Owner Occupied
Second Mortgages
Non Real Estate Secured
Personal / Consumer
Commercial
Agricultural

Total	2	2,647	2,647

Troubled Debt Restructurings Below Market Rate	Number of Contracts	Pre- Modification Outstanding Recorded Investment	Post - Modification Recorded Investment
Real Estate Secured
Residential 1-4 family	1	879	879
Equity lines of credit
Multifamily
Farmland
Construction, Land Development, Other Land Loans
Commercial Real Estate- Owner Occupied	1	707	707
Commercial Real Estate- Non Owner Occupied
Second Mortgages
Non Real Estate Secured
Personal / Consumer
Commercial
Agricultural

Total	2	1,586	1,586

Notes to Consolidated Financial Statements
(Unaudited)
(in thousands, except share, per share and percentage data)

Troubled Debt Restructurings Loan term extension	Number of Contracts	Pre- Modification Outstanding Recorded Investment	Post - Modification Recorded Investment
Real Estate Secured
Residential 1-4 family	6	1,217	1,217
Equity lines of credit
Multifamily
Farmland
Construction, Land Development, Other Land Loans
Commercial Real Estate- Owner Occupied	1	2,114	2,114
Commercial Real Estate- Non Owner Occupied
Second Mortgages
Non Real Estate Secured
Personal / Consumer
Business Commercial
Agricultural	1	129	129

Total	8	3,460	3,460
	Number of Contracts	Pre- Modification Outstanding Recorded Investment	Post - Modification Recorded Investment
Total Restructurings	12	7,693	7,693

Troubled Debt Restructurings That subsequently defaulted	Number of Contracts	Pre- Modification Outstanding Recorded Investment	Post - Modification Recorded Investment
Real Estate Secured
Residential 1-4 family
Equity lines of credit
Multifamily
Farmland
Construction, Land Development, Other Land Loans
Commercial Real Estate- Owner Occupied
Commercial Real Estate- Non Owner Occupied
Second Mortgages
Non Real Estate Secured
Personal / Consumer
Commercial
Agricultural

Total	-	-	-

Notes to Consolidated Financial Statements
(Unaudited)
(in thousands, except share, per share and percentage data)

Troubled Debt Restructurings – Nine months ended September 30, 2013 Interest only	Number of Contracts	Pre- Modification Outstanding Recorded Investment	Post - Modification Recorded Investment
Real Estate Secured
Residential 1-4 family
Equity lines of credit
Multifamily
Farmland
Construction, Land Development, Other Land Loans
Commercial Real Estate- Owner Occupied	1	1,395	1,395
Commercial Real Estate- Non Owner Occupied
Second Mortgages
Non Real Estate Secured
Personal / Consumer
Commercial
Agricultural

Total	1	1,395	1,395

Troubled Debt Restructurings Below Market Rate	Number of Contracts	Pre- Modification Outstanding Recorded Investment	Post - Modification Recorded Investment
Real Estate Secured
Residential 1-4 family	2	1,264	1,264
Equity lines of credit
Multifamily
Farmland
Construction, Land Development, Other Land Loans
Commercial Real Estate- Owner Occupied
Commercial Real Estate- Non Owner Occupied	5	8,687	8,687
Second Mortgages
Non Real Estate Secured
Personal / Consumer
Commercial
Agricultural

Total	7	9,951	9,951

Notes to Consolidated Financial Statements
(Unaudited)
(in thousands, except share, per share and percentage data)

Troubled Debt Restructurings Loan term extension	Number of Contracts	Pre- Modification Outstanding Recorded Investment	Post - Modification Recorded Investment
Real Estate Secured
Residential 1-4 family	3	500	500
Equity lines of credit
Multifamily
Farmland
Construction, Land Development, Other Land Loans	1	55	55
Commercial Real Estate- Owner Occupied
Commercial Real Estate- Non Owner Occupied
Second Mortgages	1	36	36
Non Real Estate Secured
Personal / Consumer
Commercial	1	71	71
Agricultural	3	755	755

Total	9	1,417	1,417
Troubled Debt Restructurings All	Number of Contracts	Pre- Modification Outstanding Recorded Investment	Post - Modification Recorded Investment
Total Restructurings	17	12,763	12,763

Troubled Debt Restructurings That subsequently defaulted	Number of Contracts	Pre- Modification Outstanding Recorded Investment	Post - Modification Recorded Investment
Real Estate Secured
Residential 1-4 family
Equity lines of credit
Multifamily
Farmland
Construction, Land Development, Other Land Loans
Commercial Real Estate- Owner Occupied
Commercial Real Estate- Non Owner Occupied
Second Mortgages
Non Real Estate Secured
Personal / Consumer
Commercial
Agricultural

Total	-	-	-

Notes to Consolidated Financial Statements
(Unaudited)
(in thousands, except share, per share and percentage data)

The loan review function performs various tasks that are utilized to discover weaknesses within the loan portfolio.  These include annual reviews on loan relationships that are greater than $500.  The relationship review includes a discussion on the collateral, repayment history, guarantor(s) financial position, and debt service coverage on an individual and global level.  These reviews are based primarily upon federal tax returns for cash flow determination, internally prepared interim statements and personal financial statements.  Debt service coverage (DSC) is calculated on each individual customer, or guarantor, as well as the aggregate or global DSC.  The DSC is discounted to determine a “stressed” DSC.  Collateral evaluation includes an inspection of the collateral file to determine if the Bank is indeed properly securitized.  Collateral is discounted, when appropriate, to determine a “stressed” loan to value ratio.   In addition to annual loan relationship reviews, quarterly reviews on all loan relationships over $100 that are graded Substandard, Doubtful and Loss are also completed.  This quarterly review process is comprised of a shortened version of the full relationship review.  These quarterly reviews include a discussion on personal credit management, DSC and LTV.  In addition to these quarterly reviews of  non-pass watch list relationships, a semi-annual review is conducted on all Special Mention loan relationships that are on the watch list.  These reviews are prepared in the same manner as the quarterly non-pass relationship reviews.  The appropriateness of the risk rating of each relationship is assessed, with changes to the risk rating being made by the Senior Credit Review Officer, when deemed appropriate. Other measures taken to determine potential problem relationships include the monthly preparation of the watch list.  During that process, past due loan reports are reviewed, as well as any other information that might be presented by loan officers, regarding a particular loan relationship that is exhibiting stress.  To be considered as a watch list relationship, distinct characteristics must be exhibited.  These include, but are not limited to late payments greater than 60 days, a low DSC calculation, bankruptcy filings, casualty losses, or other issues that would cause a perceived increase in the risk of loss to the Company. The final segment of the loan review process involves special reviews.  These reviews target specific segments of the loan portfolio, i.e. credit cards, equity lines, consumer loans, construction loans, and other specific segments of the loan portfolio that management wishes to have reviewed.  However, currently, the primary emphasis of the loan review function is loan relationship review work, and watch list management.

The segments of the Company’s loan portfolio are disaggregated to a level that allows management to monitor risk and performance. In reviewing risk, management has determined there to be several different risk categories within the loan portfolio. The allowance for loan losses consists of amounts applicable to: (i) the commercial loan portfolio; (ii) the commercial real estate loan portfolio; (iii) the construction loan portfolio; (iv) the consumer loan portfolio; and, (v) the residential loan portfolio. The commercial real estate (“CRE”) loan segment is further disaggregated into two classes. Non-owner occupied CRE loans, which include loans secured by non-owner occupied nonfarm nonresidential properties, generally have a greater risk profile than all other CRE loans, which include multifamily structures and owner-occupied commercial structures. The construction loan segment is further disaggregated into two classes. One-to-four family residential construction loans are generally made to individuals for the acquisition of and/or construction on a lot or lots on which a residential dwelling is to be built. Commercial construction loans are generally made to developers or investors for the purpose of acquiring, developing and constructing residential or commercial structures. Construction lending is generally considered to involve a higher degree of credit risk than long-term permanent financing.

The following describes the Company’s basic methodology for computing its ALLL.

On a quarterly basis, the ALLL methodology begins with the identification of loans subject to ASC 310.  All loans that are rated “7” (Doubtful) are assessed as impaired based on the expectation that the full collection of principal and interest is in doubt. All loans that are rated “6” (Substandard) or are expected to be downgraded to “6”, require additional analysis to determine whether they may be impaired under ASC 310. All loans that are rated “5” (Special Mention) are presumed not to be impaired. However, “5” rated loans, together with any Troubled Debt Restructured (TDR) loan, may warrant further analysis before completing an assessment of impairment.

For ASC 310 loans that are individually evaluated and found to be impaired (primarily those designated as Substandard and Doubtful), the associated ALLL will be based upon one of the three impairment measurement methods specified within ASC 310:

(1)	Present value of expected future cash flows discounted at the loan’s effective interest rate;
(2)	Loan’s observable market price; or
(3)	Fair value of the collateral.

Notes to Consolidated Financial Statements
(Unaudited)
(in thousands, except share, per share and percentage data)

To determine the amount of loan loss exposure for the impaired ASC 310 loans, the value of collateral for secured loans is evaluated to determine the current value and potential exposure.  The collateral value is adjusted for its age and condition, and, for real estate, adjusted for condition, location, and age of the most current appraisal.  If the adjusted value of the collateral is less than the current principal balance, the difference is designated as direct exposure for loan loss calculations.  The total balance of unsecured loans is considered as direct exposure.

ASC 450 Loan Loss:

For all other loans, including individual loans determined not to be impaired under ASC 310, the associated ALLL is calculated in accordance with ASC 450 that provides for estimated credit losses likely to be realized on groups of loans with similar risk characteristics. The Company uses standard call report categories to segregate loans into groups with similar risk characteristics. Estimated credit losses reflect significant factors that affect the collectability of the portfolio as of the evaluation date. Key factors that influence risk within the Company’s loan portfolio are divided into three major categories:

(1) Historical Loss Factor: To calculate the anticipated loan loss in each call report category for ASC 450 loans, the Company begins with the net loss in each category for each of the last twelve quarters. The Company uses a rolling twelve quarter weighted historical loss average where the most recent quarters are weighted heavier than the earlier quarters so that the calculation reflects current risk trends within the portfolio.  The weighting used by the Company is similar to the Rule of 78’s with the net losses of the most recent quarter weighted at 12/78ths and those in the first quarter in the twelve quarter period weighted at 1/78th.   Therefore, the net losses of the most recent year represent approximately 54% of the calculation compared with 33% if a simple average of losses over the three-year period was used.  The total of weighted factors for each call report category is applied to the current outstanding loan balance in each category to calculate expected loss based on historical data for a group of loans with similar risk characteristics.  The same weighting is applied to all loan types.

(2)External economic factors:  Economic conditions have a significant impact on the Company’s loan portfolio because deteriorating conditions can adversely impact both collateral values and the customer’s ability to service debt.  Management has selected the following external factors as indicators of economic conditions:

a.	National GDP Growth Rate
b.	Local Unemployment Rates
c.	The Prime Rate

The values for external factors are updated on a quarterly basis based on current economic data.

(3)Internal process factors:  Internal factors that influence loss rates as a result of risk management and control practices include the following:

d.	Past-Due Loans
e.	Non-Accrual Loans
f.	CRE Concentrations
g.	Loan Volume Level
h.	Level and Trend of Classified Loans

  The values for internal factors are updated on a quarterly basis based on current portfolio metrics.

Once the quarterly ALLL is computed, the calculations are reviewed by the Company’s credit administration committee which is comprised of the CEO, CFO, and Senior Lending Officers, including Credit Review personnel.  The Company’s controller also performs a detailed review of the computations, estimates, etc. included in the ALLL calculation. The ALLL is then reviewed and approved by the Board of Directors.

Notes to Consolidated Financial Statements
(Unaudited)
(in thousands, except share, per share and percentage data)

Note 3  -  Income Taxes

Income tax expense (benefit) for the nine months ended September 30 is different than the amount computed by applying the statutory corporate federal income tax rate of 34% to income before taxes.  The reasons for these differences are as follows:

	2014	2013

Tax expense at statutory rate	$ 323	$ (77)
Reduction in taxes from:
Tax-exempt interest	(126)	(142)
Valuation adjustment for deferred tax assets	(1,000)	(2000)
Life Insurance Proceeds	(44)	-
Other, net	(136)	(95)

Income tax expense	$ (983)	$ (2,314)

In the second quarter of both 2014 and 2013, the Company reversed a portion of the valuation allowance that was established against the deferred tax assets (“DTA”) during the fourth quarter of 2011. The valuation allowance was established during 2011 due to uncertainty at the time regarding the ability to generate sufficient future taxable income to fully realize the benefit of the net DTA. Subsequent to 2011, earnings performance and asset quality have improved resulting in greater expected realization of the DTA. In addition, the Company raised $17,080 million of new capital in 2014 which has allowed the Company to payoff two high rate debt instrument (Holding Company Loan to Community Bankers Bank and Trust Preferred Securities) improving future earnings potential.  As a result of these factors, the Company determined in the second quarter of 2014 to reverse $1 million of the DTA valuation allowance. At September 30, 2014 the remaining DTA valuation allowance was $1 million.  In assessing the realizability of DTA, management considers whether it is more likely than not that some portion or all of the DTA will not be realized. The Company evaluates the carrying amount of its DTA on a quarterly basis in accordance with the guidance provided in FASB ASC Topic 740 (“ASC 740”), in particular, applying the criteria set forth therein to determine whether it is more likely than not (i.e., a likelihood of more than 50%) that some portion, or all, of the DTA will not be realized within its life cycle, based on the weight of available evidence. In most cases, the realization of the DTA is dependent upon the Company generating a sufficient level of taxable income in future periods, which can be difficult to predict.  If the Company’s forecast of taxable income within the carry forward periods available under applicable law is not sufficient to cover the amount of net deferred assets, such assets may be impaired. Management considers the reversal of deferred tax liabilities (including the impact of available carry-back and carry-forward periods), projected future taxable income and tax-planning strategies in making this assessment.

Note 4  - Capital Requirements

Regulators of the Company and the Bank have implemented risk-based capital guidelines which require compliance with certain minimum capital ratios as a percent of assets and other certain off-balance sheet items that are adjusted for predefined credit risk factors.  The regulatory minimum for Tier 1 and combined Tier 1 and Tier 2 capital ratios are 4.0% and 8.0%, respectively.  Tier 1 capital includes tangible equity reduced by goodwill and certain other intangibles.  Tier 2 capital includes portions of the allowance for loan losses, not to exceed Tier 1 capital. In addition to the risk-based guidelines, a minimum leverage ratio (Tier 1 capital as a percentage of average total consolidated assets) of 4.0% is required. The following table presents the capital ratios for the Company and the Bank. The Company’s September 30, 2014 capital ratios include $17,081 received from the private placement capital raise in April of 2014 and proceeds from the rights offering that was completed in September of 2014.  The Bank’s September 30, 2014 capital ratios include $7,900 down-streamed to the Bank from the Company during 2014.

Notes to Consolidated Financial Statements
(Unaudited)
(in thousands, except share, per share and percentage data)

September 30, 2014
Entity	Tier 1	Total Risk Based	Leverage

Highlands Bankshares, Inc.	12.93%	14.18%	7.79%

Highlands Union Bank	12.61%	13.86%	7.59%

December 31, 2013
Entity	Tier 1	Total Risk Based	Leverage

Highlands Bankshares, Inc.	8.55%	9.81%	5.22%

Highlands Union Bank	9.77%	11.03%	5.98%

Note 5 - Capital Securities

The Company completed a $7.5 million capital issue of 9.25% Preferred Securities (the “Trust Preferred Securities”) on January 23, 1998.  These Trust Preferred Securities were issued by Highlands Capital Trust I, a wholly owned subsidiary of the Company.

On July 15, 2014, the Company redeemed in full the Trust Preferred Securities and paid all the deferred interest payments with proceeds received from the April 2014 private placement capital raise that is further discussed in Note 12.

Note 6 – Per Share Amounts

The following table contains information regarding the Company’s computation of basic earnings per share  (weighted average method) and diluted earnings per share for the nine and three months ended September 30, 2014 and 2013. Diluted earnings per share include the 2,048,179 preferred shares that were issued in the April 2014 private placement and further discussed in Note 12.

	Nine Months Ended September 30,		Three Months Ended September 30,
	2014	2013	2014	2013

Basic Earnings per Common Share	$ 0.29	$ 0.42	$ 0.07	$ (0.13)

Basic Number of Common Shares - Weighted Average	6,665,553	5,011,152	7,712,070	5,011,152

Diluted Earnings per Share	$ 0.22	$ 0.42	$ 0.05	$ (0.13)

Diluted Number of Shares	8,713,732	5,011,152	9,760,249	5,011,152

Notes to Consolidated Financial Statements
(Unaudited)
(in thousands, except share, per share and percentage data)

Note 7 – Commitments and Contingencies

The Bank is a party to various financial instruments with off-balance sheet risk arising in the normal course of business to meet the financing needs of its customers. Those financial instruments include commitments to extend credit and standby letters of credit. At September 30, 2014, these commitments included: standby letters of credit of $332; equity lines of credit of $7,802; credit card lines of credit of $6,151; commercial real estate, construction and land development commitments of $2,716; and other unused commitments to fund interest earning assets of $28,071.

Note  8 – Fair Value

The Company utilizes fair value measurements to record fair value adjustments to certain assets and to determine fair value disclosures. Securities available-for-sale are recorded at fair value on a recurring basis. Additionally, from time to time, the Company may be required to record at fair value other assets on a nonrecurring basis. These nonrecurring fair value adjustments typically involve application of lower of cost or market accounting or write-downs of individual assets.

Fair Value Hierarchy

Under ASC Topic 820 on Fair Value Measurements and Disclosures, the Company groups assets and liabilities at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

Level 1	Valuation is based upon quoted prices for identical instruments traded in active markets.

Level 2
Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

Level 3
Valuation is generated from model-based techniques that use at least one significant assumption not observable in the market. These unobservable assumptions reflect estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow models and similar techniques.

In general, fair value is based upon quoted market prices, where available. If such quoted market prices are not available, fair value is based upon third party models that primarily use, as inputs, observable market-based parameters. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments may include amounts to reflect counterparty credit quality, the Company’s creditworthiness, among other things, as well as unobservable parameters. Any such valuation adjustments are applied consistently over time. The Company’s valuation methodologies may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. While management believes the Company’s valuation methodologies are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

Notes to Consolidated Financial Statements
(Unaudited)
(in thousands, except share, per share and percentage data)

Recurring - Investment Securities Available for Sale

Securities classified as available for sale are reported at fair value utilizing Level 2. For Level 2 securities, the Company obtains fair value measurements from multiple independent third party sources. The fair value measurements consider observable data that may include dealer quotes, market spreads, cash flows, the U.S. Treasury yield curve, live trading levels, trade execution data, market consensus prepayment speeds, credit information, and the bond’s terms and conditions, among other things.

The following tables summarize the Company’s available for sale securities portfolio measured at fair value on a recurring basis as of September 30, 2014 and December 31, 2013, segregated by the level of the valuation inputs within the fair value hierarchy.

September 30, 2014
	Level 1	Level 2	Level 3	Total Fair Value
Available for Sale Securities
State and Political Subdivisions	$ -	$ 10,402	$ -	$ 10,402
Mortgage Backed Securities	$ -	$ 59,165	$ -	$ 59,165
Single Issue Trust Preferred	$ -	$ 889	$ -	$ 889
SBA Pools	$ -	$ 12,783	$ -	$ 12,783
SLMA	$ -	$ -	$ -	$ -
Total AFS Securities	$ -	$ 83,239	$ -	$ 83,239

December 31, 2013
	Level 1	Level 2	Level 3	Total Fair Value
Available for Sale Securities
State and Political Subdivisions	$ -	$ 9,537	$ -	$ 9,537
Mortgage Backed Securities	$ -	$ 30,740	$ -	$ 30,740
Single Issue Trust Preferred	$ -	$ 883	$ -	$ 883
SBA Pools	$ -	$ 13,659	$ -	$ 13,659
SLMA	$ -	$ 499	$ -	$ 499
Total AFS Securities	$ -	$ 55,318	$ -	$ 55,318

Notes to Consolidated Financial Statements
(Unaudited)
(in thousands, except share, per share and percentage data)

Non Recurring - Loans

The Company does not record loans at fair value on a recurring basis. However, from time to time, a loan is considered impaired and an allowance for loan losses is established. Loans for which it is probable that payment of interest and principal will not be made in accordance with the contractual terms of the loan agreement are considered impaired. Once a loan is identified as individually impaired, management measures impairment using one of several methods, including collateral value, recent appraisal value and /or tax assessed value, liquidation value and discounted cash flows. Those impaired loans not requiring an allowance represent loans for which the fair value of the expected repayments or collateral exceed the recorded investments in such loans. At September 30, 2014 and December 31, 2013, all of the total impaired loans were evaluated based on the fair value of the collateral.  The Company frequently obtains appraisals prepared by external professional appraisers and applies discounts ranging from 8% to 40% depending on type of property, condition, location, etc. The Company also in certain instances, prepares internally generated valuations from on-site inspections, third-party valuation models or other information.

Non Recurring -Foreclosed Assets / Repossessions

Foreclosed assets and repossessions are adjusted to fair value upon transfer of the loans to foreclosed assets and repossessions. Subsequently, foreclosed assets and repossessions are carried at the lower of carrying value or fair value. Fair value is based upon independent market prices or recent appraised values of the collateral which the Company considers as nonrecurring Level 2.  When the current appraised value is not available and /or further discounted below the most recent appraised value less selling costs due to such things as absorption rates and market conditions, the Company records the foreclosed assets within Level 3 of the fair value hierarchy.

The following table summarizes the Company’s assets at fair value on a non - recurring basis as of September 30, 2014 and December 31, 2013 segregated by the level of the valuation inputs within the fair value hierarchy. The tables disclose the recorded investment of impaired loans requiring a specific allowance.

September 30, 2014	Level 1	Level 2	Level 3	Total Fair Value
Impaired Loans	$ -	$ -	$ 8,458	$ 8,458
OREO	$ -	$ -	$ 6,720	$ 6,720

December 31, 2013	Level 1	Level 2	Level 3	Total Fair Value
Impaired Loans	$ -	$ -	$ 12,667	$ 12,667
OREO	$ -	$ 1,218	$ 6,616	$ 7,834

Notes to Consolidated Financial Statements
(Unaudited)
(in thousands, except share, per share and percentage data)

The following table presents additional quantitative information about assets measured at fair value on a nonrecurring basis for which the Company uses Level 3 inputs to determine fair value (dollars in thousands):

Quantitative Information about Level 3 Fair Value Measurements
	September 30	December 31,	Valuation	Unobservable	Range
	2014	2013	Techniques	Input (2)	(Weighted Average)
OREO	$ 6,720	$ 6,616	Appraisal of collateral (1)	Appraisal adjustments	0% to 45% (13%)
				Liquidation expenses	0% to 10% (9%)

Impaired loans	$ 8,458	$ 12,667	Fair value of collateral –real estate (1), (3)	Appraisal adjustments	0% to 10% (9%)
			Fair value of collateral –equipment, inventory, other (1), (3)	Appraisal adjustments	25% to 50% (33%)
				Liquidation expenses	0% to 10% -9%)

Valuation adjustments and liquidation cost adjustments represent unobservable inputs for OREO and impaired loans.  The ranges of discounts applied are based on age of independent appraisals, type and condition of collateral, current market conditions, and experience with the local market.

(1)	Fair value is generally determined through independent appraisals of the underlying collateral, which generally include various level 3 inputs which are not identifiable.
(2)
Appraisals may be adjusted by management for qualitative factors such as economic conditions and estimated liquidation expenses.  The range and weighted average of liquidation expenses and other appraisal adjustments are presented as a percent of the appraisal.

(3)	Includes qualitative adjustments by management.

Notes to Consolidated Financial Statements
(Unaudited)
(in thousands, except share, per share and percentage data)

General

The Company has no liabilities carried at fair value or measured at fair value on a recurring or non-recurring basis.

Fair Value of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is best determined based upon quoted market prices.  However, in many instances, there are no quoted market prices for the Company’s various financial instruments.  In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques.  Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement.  Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Company.

Cash and Cash Equivalents
The carrying amount reported in the balance sheets for cash, short-term investments and federal funds sold approximates fair value.

Securities Available for Sale

Fair values are determined in the manner as described above.

Other Investments

Other investments include Federal Home Loan Bank stock, Federal Reserve Bank stock, Community Bankers Bank stock, and Pacific Coast Bankers Bank stock.  The carrying value of those securities approximates fair value based on the redemption provisions of those Banks. Also included in other investments are certificates of deposit purchased from other FDIC insured banks in which the carrying amount approximates fair value.

Loans

The fair value of loans represent the amount at which the loans of the Bank could be exchanged on the open market, based upon the current lending rate for similar types of lending arrangements discounted over the remaining life of the loans. For fixed rate loans and for variable rate loans with infrequent re-pricing or re-pricing limits, fair value is based on discounted cash flows using current market rates applied to the cash flow analysis.

Deposits

The fair value of time deposits is based on discounted cash flows using current market rates applied to the cash flow analysis for each time deposit. Other non-maturity deposits are reported at their carrying values.

Other Short-Term Borrowings

Fair values of other short-term borrowings are estimated using discounted cash flow analyses based on the Company’s current incremental borrowing rates for similar types of borrowing arrangements. Estimated maturity dates are also included in the calculation of fair value for these borrowings.

Notes to Consolidated Financial Statements
(Unaudited)
(in thousands, except share, per share and percentage data)

Long-term Debt and Capital Securities

Rates currently available to the Company for debt with similar terms and remaining maturities or established call prices are used to estimate fair value of existing debt.

Off-Balance Sheet Instruments

The amount of off-balance sheet commitments to extend credit, standby letters of credit, and financial guarantees, is considered equal to fair value.  Because of the uncertainty involved in attempting to assess the likelihood and timing of commitments being drawn upon, coupled with the lack of an established market and the wide diversity of fee structures, the Company does not believe it is meaningful to provide an estimate of fair value that differs from the given value of the commitment.

The carrying amounts and fair values of the Company's financial instruments at September 30, 2014 and December 31, 2013 were as follows:

	September 30, 2014		December 31, 2013
	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Cash and cash equivalents	$ 62,122	$ 62,122	$ 83,995	$ 83,995
Securities available for sale	83,239	83,239	55,318	55,318
Other investments	6,757	6,757	4,710	4,710
Loans, net	399,055	396,166	396,961	390,401
Deposits	(487,949))	(466,902))	(488,274))	(466,120))
Other short-term borrowings	(20,050))	(21,578))	(23,500))	(25,538))
Long-term debt	(47,764))	(50,573))	(47,802))	(50,892))
Capital Securities	-	-	(3,150))	(3,175)

Notes to Consolidated Financial Statements
(Unaudited)
(in thousands, except share, per share and percentage data)

Note  9. -Investment Securities Available For Sale

The amortized cost and market value of securities available for sale are as follows:

	September 30, 2014
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

State and political subdivisions	$ 10,306	135	39	$ 10,402
Mortgage backed securities	59,307	221	363	59,165
Single Issue Trust Preferred	906	-	17	889
SBA Pools	13,168	22	407	12,783
SLMA	-	-	-	-
	$ 83,687	$ 378	$ 826	$ 83,239

	December 31, 2013
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

State and political subdivisions	$ 9,795	51	309	$ 9,537
Mortgage backed securities	30,984	190	434	30,740
Single Issue Trust Preferred	907	-	24	883
SBA Pools	14,396	30	767	13,659
SLMA	500	-	1	499
	$ 56,582	$ 271	$ 1,535	$ 55,318

Investment securities available for sale with a carrying value of $41,730 and $40,077 at September 30, 2014 and December 31, 2013, respectively, and a market value of $41,485 and $39,889 at September 30, 2014 and December 31, 2013, respectively, were pledged as collateral on public deposits, FHLB advances and for other purposes as required or permitted by law.

Notes to Consolidated Financial Statements
(Unaudited)
(in thousands, except share, per share and percentage data)

The following table presents the age of gross unrealized losses and fair value by investment category:

	September 30, 2014
	Less Than 12 months		12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses

States and political subdivisions	$ 531	$ 6	$ 1,748	$ 33	$ 2,279	$ 39
Mortgage-backed securities	32,841	184	10,495	179	43,336	363
Single Issue Trust Preferred	-	-	889	17	889	17
SBA Pools	-	-	11,604	407	11,604	407
SLMA	-	-	-	-	-	-

Total	$ 33,372	$ 190	$ 24,736	$ 636	$58,108	$ 826

	December 31, 2013
	Less Than 12 months		12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses

State and political subdivisions	$ 4,812	$ 144	$ 849	$ 165	$ 5,661	$ 309
Mortgage-backed securities	16,586	308	1,733	126	18,319	434
Single Issue Trust Preferred	-	-	883	24	883	24
SBA Pools	7,273	482	4,802	285	12,075	767
SLMA	499	1	-	-	499	1

Total	$ 29,170	$ 935	$ 8,267	$ 600	$37,437	$ 1,535

Notes to Consolidated Financial Statements
(Unaudited)
(in thousands, except share, per share and percentage data)

The Company assesses its securities for OTTI quarterly by reviewing credit ratings, financial and regulatory reports as well as other pertinent published financial data. As of September 30, 2014 and December 31, 2013, the Company's assessment revealed no impairment other than that deemed temporary on those securities.

The amortized cost and estimated fair value of securities available for sale at September 30, 2014 by contractual maturity are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Approximate Market Value

Due in one year or less	$ -	$ -
Due after one year through five years	1,534	1,545
Due after five years through ten years	2,092	2,119
Due after ten years	20,754	20,410
	24,380	24,074

Mortgage-backed securities	59,307	59,165
	$ 83,687	$ 83,239

Note 10–Formal Written Agreement

On October 13, 2010, the Company and Bank entered into a written agreement (“Written Agreement”) with the Federal Reserve Bank of Richmond (the “Reserve Bank”).  Under the terms of the Written Agreement, the Bank has agreed to develop and submit to the Reserve Bank for approval within the time periods specified therein written plans or programs to:

•	strengthen board oversight of the management and operations of the Bank;
•	strengthen credit risk management and administration;
•	provide for the effective grading of the Bank’s loan portfolio;
•	summarize the findings of its review of the adequacy of the staffing of its loan review function;
•
improve the Bank’s position with respect to loans, relationships, or other assets in excess of $500,000 that currently are or in the future become past due more than 90 days, on the Bank’s problem loan list, or adversely classified in any report of examination of the Bank;

•	review and revise the Bank’s methodology for determining the allowance for loan and lease losses (“ALLL”) and maintain an adequate ALLL;
•	maintain sufficient capital at the Company and the Bank;
•	establish a revised written contingency funding plan;
•	establish a revised written strategic and capital plan;
•	establish a revised investment policy;
•	improve the Bank’s earnings and overall condition;
•	revise the Bank’s information technology program;
•	establish a disaster recovery and business continuity program; and,
•	establish a committee to monitor compliance with all aspects of the written agreement.

Further, both the Company and the Bank have agreed to refrain from declaring or paying dividends without prior regulatory approval.  The Company has agreed that it will not take any other form of payment representing a reduction in Bank’s capital or make any distributions of interest, principal or other sums on subordinated debentures or trust preferred securities without prior regulatory approval.  The Company also has agreed not to incur, increase or guarantee any debt or not to purchase or redeem any shares of its stock without prior regulatory approval.

Notes to Consolidated Financial Statements
(Unaudited)
(in thousands, except share, per share and percentage data)

Note  11 – Recently Issued Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606). ASU 2014-09 is a comprehensive new revenue recognition model that requires a company to recognize revenue to depict the transfer of goods or services to a customer at an amount that reflects the consideration it expects to receive in exchange for those goods or services. ASU 2014-09 also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. ASU 2014-09 is effective for annual reporting periods, and interim periods within that period, beginning after December 15, 2016 and early adoption is not permitted. The Company does not expect ASU 2014-09 to have a material effect on the Company’s current financial position or results of operations; however, it may impact the reporting of future financial statement disclosures.

In June of 2014, the FASB issued ASU No. 2014-11, Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures (Topic 860). The amendments in this Update require that repurchase-to-maturity transactions be accounted for as secured borrowings consistent with the accounting for other repurchase agreements. In addition, the amendments require separate accounting for a transfer of a financial asset executed contemporaneously with a repurchase agreement with the same counterparty (a repurchase financing), which will result in secured borrowing accounting for the repurchase agreement. The amendments require an entity to disclose information about transfers accounted for as sales in transactions that are economically similar to repurchase agreements, in which the transferor retains substantially all of the exposure to the economic return on the transferred financial asset throughout the term of the transaction. In addition the amendments require disclosure of the types of collateral pledged in repurchase agreements, securities lending transactions, and repurchase-to-maturity transactions and the tenor of those transactions. The amendments are effective for the first interim or annual period beginning after December 15, 2014.   The adoption of this ASU is not expected to have a material impact on the Company’s consolidated financial statements.

In August 2014, the FASB issued ASU 2014-14 Receivables – Troubled Debt Restructurings by Creditors: Classification of Certain Government-Guaranteed Mortgage Loans upon Foreclosure (Subtopic 310-40).  The amendments in this Update require the de-recognition of mortgage loan and recognition of other receivable if the loan has a government guarantee and the following conditions are met:  1) the loan has a government guarantee that is not separable from the loan before foreclosure; 2) at the time of foreclosure, the creditor has the intent to convey the real estate property to the guarantor and make a claim on the guarantee, and the creditor has the ability to recover under that claim; 3) at the time of foreclosure, any amount of the claim that is determined on the basis of the fair value of the real estate is fixed. Upon foreclosure, the separate other receivable should be measured based on the amount of the loan balance (principal and interest) expected to be recovered from the guarantor. The amendments are effective for the first interim or annual period beginning after December 15, 2014.   The adoption of this ASU is not expected to have a material impact on the Company’s consolidated financial statements.

Note 12 – Private Placement Capital Raise / Rights Offering

On April 16, 2014, the management and board of directors of Highlands Bankshares, Inc. announced the    completion of a $16,500 private placement capital raise. Purchasers in the private placement included outside investors, as well as certain directors and executive officers of the Company. The Company sold 2,673,249 newly issued shares of the Company’s common stock at $3.50 per share, and 2,048,179 shares of Series-A convertible perpetual preferred stock at $3.50 per share. The private placement was disclosed on Form 8-K on April 16, 2014. The Company immediately paid off its Holding Company Loan in the amount of $3,440 to Community Bankers Bank on April 16, 2014 with the funds received from the capital raise.

Notes to Consolidated Financial Statements
(Unaudited)
(in thousands, except share, per share and percentage data)

The Company also paid off the remaining $3,150 of its trust preferred securities including accrued interest. The payoff totaling $4,802 was completed on July 15, 2014. The Company also down-streamed to the subsidiary Bank in June 2014, $7,500 of funds received from the capital raise. During the third quarter of 2014, the Company also conducted a rights offering to its existing shareholders, other than directors and executive officers, at the same price per share of $3.00. The Company raised a total of $556 as a result of the offering. The Company immediately down-streamed $400 of the $556 to the Bank in September of 2014. Also in October 2014, one of the private placement purchasers, TNH Financial Fund, LP, purchased another $183  of common stock and preferred stock pursuant to the terms of the securities purchase agreement with that purchaser.

ITEM 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis is provided to address information about the Company’s financial condition and results of operations that is not otherwise apparent from the Consolidated Financial Statements and the notes thereto or included in this report.  Reference should be made to those statements and the notes thereto for an understanding of the following discussion and analysis.

The Company generates a significant amount of its income from the net interest income earned by the Bank. Net interest income is the difference between interest income and interest expense. Interest income depends on the amount of interest-earning assets outstanding during the period and the interest rates earned thereon. The Company’s cost of money is a function of the average amount of deposits and borrowed money outstanding during the period and the interest rates paid thereon. The quality of the assets further influences the amount of interest income lost on non-accrual loans and the amount of additions to the allowance for loan losses. Highlands Union Insurance Services and Highlands Union Financial Services, which are subsidiaries of Highlands Union Bank, generate fee income by providing insurance and financial service products to its clients.  Blue Ridge Hospitality, LLC, a wholly owned subsidiary of the Bank, was formed in June 2014 to hold and manage certain properties acquired by the Bank through foreclosure or deed in lieu of foreclosure.

Critical Accounting Policy

The financial condition and results of operations presented in the Consolidated Financial Statements, accompanying Notes to Consolidated Financial Statements and management’s discussion and analysis are, to a large degree, dependent upon the accounting policies of the Company.  The selection and application of these accounting policies involve judgments, estimates, and uncertainties that are susceptible to change.  For a discussion of the Company’s critical accounting policies related to its allowance for loan losses and other than temporary impairment, see the Company’s Annual Report on Form 10-K for the year ended December 31, 2013.

Regulatory Economic Environment

On July 21, 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) was signed into law.  The Dodd-Frank Act contains significant modifications to the current bank regulatory structure and requires various federal agencies to adopt a broad range of new rules and regulations.  While not fully determinable at this time, the impact of the Dodd-Frank Act and the rules and regulations that have been or will be promulgated there-under could significantly affect our operations, increase our operating costs and divert management resources and attention from the primary business of the Bank.

Formal Written Agreement

As discussed in Footnote 10, on October 13, 2010, the Company and Bank entered into a written agreement (“Written Agreement”) with the Federal Reserve Bank of Richmond (the “Reserve Bank”).  Under the terms of the Written Agreement, the Bank has agreed to develop and submit to the Reserve Bank for approval within the time periods specified therein written plans or programs to:

•	strengthen board oversight of the management and operations of the Bank;
•	strengthen credit risk management and administration;
•	provide for the effective grading of the Bank’s loan portfolio;
•	summarize the findings of its review of the adequacy of the staffing of its loan review function;
•
improve the Bank’s position with respect to loans, relationships, or other assets in excess of $500,000 that currently are or in the future become past due more than 90 days, on the Bank’s problem loan list, or adversely classified in any report of examination of the Bank;

•	review and revise the Bank’s methodology for determining the allowance for loan and lease losses (“ALLL”) and maintain an adequate ALLL;
•	maintain sufficient capital at the Company and the Bank;
•	establish a revised written contingency funding plan;
•	establish a revised written strategic and capital plan;
•	establish a revised investment policy;
•	improve the Bank’s earnings and overall condition;
•	revise the Bank’s information technology program;
•	establish a disaster recovery and business continuity program; and,
•	establish a committee to monitor compliance with all aspects of the written agreement.

Further, both the Company and the Bank have agreed to refrain from declaring or paying dividends without prior regulatory approval.  The Company has agreed that it will not take any other form of payment representing a reduction in the Bank’s capital or make any distributions of interest, principal or other sums on subordinated debentures or trust preferred securities without prior regulatory approval.  The Company also has agreed not to incur, increase or guarantee any debt or not to purchase or redeem any shares of its stock without prior regulatory approval.

The following summarizes the Company’s progress to comply with the items in the Written Agreement as of September 30, 2014.

•	A new board oversight policy has been approved and implemented;
•	Completed revising the Bank’s loan grading system and ALLL methodology;
•	Implemented Problem Loan Action reports and Problem Asset reports for all assets over $500,000. These are reviewed with the Board and forwarded to the Federal Reserve Bank on a quarterly basis;
•	Completed revising the written contingency funding plan;
•	Implemented stress testing of the loan portfolio;
•	Completed revising the investment policy;
•	Completed a three year capital plan targeted to improve the Company’s and Bank’s capital levels to include strategically reducing the risk weighted assets of the Company and improvement in earnings;
•	Completed a Business Continuity Plan and Disaster Recovery Plan; and,
•	Formed a Directors’ compliance committee to monitor the progress of each item in the written agreement. The committee meets at least quarterly and files a report with the Federal Reserve Bank.

Results of Operations

Results of operations for the three month and nine month periods ended September 30, 2014 reflect earnings of $526 thousand and $1.93 million, respectively, compared to a loss of $658 thousand and income of $2.09 million for the corresponding periods in 2013.

Net interest income for the three month period ended September 30, 2014 increased $382 thousand or 8.87% compared to the three months ended September 30, 2013. For the nine month period ended September 30, 2014 net interest income increased $421 thousand or 3.25% as compared to the nine month period ended September 30, 2013.  Average interest-earning assets increased $10.39 million from the nine  month period ended September 30, 2013 to the current nine month period, while average interest-bearing liabilities decreased $9.58 million over the same period. The tax-equivalent yield on average interest-earning assets was 4.40% for the nine month period ended September 30, 2014 representing a decrease of 4 basis points from the same period in 2013.  The average balance of federal funds sold during the nine months ended September 30, 2014 was $64 million. The average yield on federal funds sold was .23% during the period. The rate on average interest-bearing liabilities decreased 10 basis points to 1.20% for the nine- month period ended September 30, 2014 as compared to 1.30% for the same period in 2013.

Total interest income for the three months ended September 30, 2014 was $180 thousand greater than the comparable 2013 period due primarily to additional securities being purchased during the quarter. The Company increased its holdings of GNMA mortgage backed secutities by approximately $28.30 million during the third quarter in an effort to invest a portion of its federal funds sold. Total interest income for the the nine months ended September 30, 2014 was $2 thousand less than the comparable 2013 period.

The Company’s total interest expense decreased by $202 thousand for the three months and $423 thousand for the nine months from the same periods in 2013, due in part to the overall reduction in time deposit balances and the payoffs of the Community Bankers Bank Holding Company Loan and the Company’s trust preferred securities.

During the first nine months of 2014, the Company’s non-interest income decreased by $79 thousand over the corresponding period for 2013. Total non-interest income for the three months ended September 30, 2014 decreased $54 thousand over the three month period ended September 30, 2014 due primarily to a decrease in service charges on deposit accounts.

Total non-interest expense for the nine month period ended September 30, 2014 decreased $964 thousand as compared to the nine month period ended September 30, 2013. FDIC insurance premiums remained at $990 thousand for the nine months ended September 30, 2014. OREO expenses, write-downs and losses on the sale of OREO and repossessions in the amount $1.23 million decreased $1.15 million for the nine month period ended September 30, 2014 as compared to the prior period. Salaries and employee benefits increased $284 thousand for the nine months ended September 30, 2014 as compared to the prior year period primarily due to an increase in personnel costs. Total non-interest expense for the three month period ended September 30, 2014 decreased $1.52 million compared to the three month period ended September 30, 2013 due to a decrease in OREO expenses, losses and writedowns in the amount of $1.17 million.

In addition to FDIC insurance premiums, for the nine months ended September 30, 2014, other operating expenses that exceeded 1% of total interest income and other operating income were charges for other contracted services totaling $495 thousand, software licensing and maintenance costs totaling $478 thousand, legal expenses totaling $218 thousand, other loan expenses totaling $263 thousand, postage and freight expenses totaling $231 thousand, and bank franchise taxes totaling $185 thousand.

For the nine months ended September 30, 2013, other operating expenses that exceeded 1% of total interest income and other operating income were charges for other contracted services totaling $486 thousand, software licensing and maintenance costs totaling $507 thousand, legal expenses totaling $299 thousand, bank franchise taxes totaling $225 thousand and postage and freight expenses totaling $272 thousand.

For the three month period ended September 30, 2014, other operating expenses that exceeded 1% of total interest income and other operating income were charges for FDIC insurance totaling $330 thousand, legal expenses totaling $68 thousand, other loan expense of $128 thousand, other contracted services totaling $159 thousand, software licensing and maintenance totaling $179 thousand, bank franchise taxes totaling $75 thousand and postage and freight expenses totaling $79 thousand.

For the three month period ended September 30, 2013, other operating expenses that exceeded 1% of total interest income and other operating income were charges for FDIC insurance totaling $330 thousand, legal expenses totaling $126 thousand, other contracted services totaling $163 thousand, software licensing and maintenance totaling $158 thousand, bank franchise taxes totaling $75 thousand and postage and freight expenses totaling $95 thousand.

Operating results of the Company when measured as a percentage of average equity reveals a decrease in return on average equity to 5.83% for the nine-month period ended September 30, 2014 from 8.87% for the corresponding period in 2013. Return on average assets for the nine months ended September 30, 2014 was 0.43% compared to 0.46% for the nine months ended September 30, 2013.

The provision for loan losses for the three-month and nine-month periods ended September 30, 2014 totaled $352 thousand and $1.25 million, respectively, a $200 thousand decrease and $128 thousand increase as compared to the corresponding periods in 2013. This increased provision during 2014 was primarily due to one significant charge-off of approximately $1 million in the Company’s Knoxville, Tennessee market.  Net charge-offs (inclusive of recoveries) for the first nine months of 2014 were $2.54 million compared with $1.54 million for the first nine months of 2013. Year–to–date net charge-offs were 0.63% and 0.39% of total loans for the periods ended September 30, 2014 and September 30, 2013, respectively. The Company continually monitors the loan portfolio for signs of credit weaknesses or developing collection problems. Loan loss provisions for each period are determined after evaluating the loan portfolio and determining the level necessary to absorb current charge-offs and maintain the reserve at adequate levels.  Loan loss reserves decreased 21.30% to $5.53 million at September 30, 2014 from $7.03 million at September 30, 2013.  The Company’s allowance for loan loss reserves at September 30, 2014 decreased to 1.37% of total loans versus 1.76% at September 30, 2013.  At December 31, 2013, the allowance for loan loss reserve as a percentage of total loans was 1.68%.

In the second quarter of both 2014 and 2013, the Company reversed a portion of the valuation allowance that was established against the deferred tax assets (“DTA”) during the fourth quarter of 2011. The valuation allowance was established during 2011 due to uncertainty at the time regarding the ability to generate sufficient future taxable income to fully realize the benefit of the net DTA. Subsequent to 2011, earnings performance and asset quality have improved resulting in greater expected realization of the DTA. In addition, the Company raised $17.08 million of new capital in 2014 which has allowed the Company to pay off two high rate debt instruments (Community Bankers Bank note and Trust Preferred Securities)  improving future earnings potential.  As a result of these factors, $1 million of the DTA valuation allowance was reversed in the second quarter of 2014. At September 30, 2014 the remaining DTA valuation allowance was $1 million. In assessing the realizability of DTA, management considers whether it is more likely than not that some portion or all of the DTA will not be realized. The Company evaluates the carrying amount of its DTA on a quarterly basis in accordance with the guidance provided in FASB ASC Topic 740 (“ASC 740”), in particular, applying the criteria set forth therein to determine whether it is more likely than not (i.e., a likelihood of more than 50%) that some portion, or all, of the DTA will not be realized within its life cycle, based on the weight of available evidence. In most cases, the realization of the DTA is dependent upon the Company generating a sufficient level of taxable income in future periods, which can be difficult to predict.  If the Company’s forecast of taxable income within the carry forward periods available under applicable law is not sufficient to cover the amount of net deferred assets, such assets may be impaired. Management considers the reversal of deferred tax liabilities (including the impact of available carry-back and carry-forward periods), projected future taxable income and tax-planning strategies in making this assessment. The Company also expects to significantly reduce other operating costs as a result of the additional capital. Based on the improvements in our financial condition, asset quality, and the expectation of increased profitability, the Company has determined that it is more likely than not that our net DTA will be realized in future years.

Management, in conjunction with the board of directors, will continue to evaluate the carrying value of the Company’s DTA on a quarterly basis, in accordance with ASC 740, and will determine any need for a valuation allowance based upon circumstances and expectations then in existence.

Financial Position

Total loans, net of deferred fees, increased from $400.15 million at September 30, 2013 to $404.58 million at September 30, 2014.  Total loans, net of fees, at December 31, 2013 were $403.79 million. The loan to deposit ratio increased from 81.97% at September 30, 2013 to 82.92% at September 30, 2014. The loan to deposit ratio at December 31, 2013 was 82.70%. Deposits at September 30, 2014 have decreased $217 thousand since September 30, 2013 and have decreased $325 thousand since December 31, 2013. During the last several years, the Company has continued to lower the interest rates paid on time deposits in a continuing effort to reduce its cost of funds. Since September 30, 2013, interest bearing deposits (primarily time deposits) have decreased $7.39 million while non-interest bearing deposits have increased $7.17 million.

The Company currently has approximately $67.81 million in outstanding FHLB advances. No new advances have been originated during the last 60 months during the economic downturn. The Company secures all of its existing and future advances from the FHLB with a selected group of in-house residential and commercial real estate secured loans and a selected group of securities that are held in safekeeping by the FHLB

.

Non-performing assets are comprised of loans on non-accrual status, loans contractually past due 90 days or more and still accruing interest, other real estate owned and repossessions. Non-performing assets were $21.44 million or 3.52% of total assets at September 30, 2014, compared with $18.82 million or 3.14% of total assets at December 31, 2013 and $23.81 million or 3.99% of total assets at September 30, 2013. The Company continues to focus its efforts on reducing its NPAs, primarily by reducing non accrual loans and selling OREO property.

The primary reason for the increase in non performing assets since December 31, 2013 is due to placing a $2.6 million relationship in non accrual status during the third quarter. This relationship is an educational institution in the Company’s tri-cities market area and is secured by all of the real estate, equipment and inventory of the school. The school closed in May of 2014 and all of the property is currently listed for sale. The Company has reduced OREO by a total of $6.33 million since September 31, 2013.

The adequacy of the allowance for loan losses is based on management's judgment and analysis of current and historical loss experience, risk characteristics of the loan portfolio, concentrations of credit and asset quality, as well as other internal and external factors, such as general economic conditions.  The internal credit review department performs pre-approval analyses of large credits and also conducts credit review activities that provide management with an early warning of loan deterioration. The senior credit administration officer prepares quarterly analyses of the adequacy of the allowance for loan losses. These analyses include individual loans considered impaired for direct exposure. In addition, potential losses on loan pools and pool allocations are based upon historical losses and other factors, as adjusted, for various loan types. The calculation for allowance for loan losses is reviewed by both the Credit Administration Committee and the Board of Directors.

At September 30, 2014 and December 31, 2013, the internal credit review department as well as management determined that the Company's allowance for loan losses is sufficient and is appropriate based on the requirements of U.S. Generally Accepted Accounting Principles.

At September 30, 2014 OREO balances were $6,720 and consisted of 29 relationships. At December 31, 2013 OREO balances were $7,834 and consisted of 29 relationships. The following chart details each category type, number of relationships, and balance.

OREO Property at 9/30/14

OREO Description	Number	Balance at 9/30/14
		(in thousands)
Land Development - Vacant Land	11	$ 1,622
1-4 Family	10	2,274
Multifamily	1	140
Commercial Real Estate	7	2,684

Total	29	$ 6,720

OREO Property at 12/31/2013

OREO Description	Number	Balance at 12/31/13
		(in thousands)
Land Development - Vacant Land	12	$ 1,854
1-4 Family	8	2,409
Multifamily	1	523
Commercial Real Estate	8	3,048

Total	29	$ 7,834

The Company’s major markets are Southwestern Virginia, Tri-city Tennessee, Sevierville and Knoxville, Tennessee, and Boone and Banner Elk, North Carolina. There has been greater deterioration in the Sevierville, Tennessee commercial real estate market compared to the other markets we serve. The following table provides information about properties owned in each geographic area, the number of individual properties and book value.

	September 30, 2014		December 31, 2013

Geographic Area	Number	Value (in thousands)	Number	Value (in thousands)

Sevierville and Knoxville TN Area	7	$2,143	9	$3,412
Southwest VA and Tri-city TN Area	15	3,189	12	2,882
Boone and Banner Elk NC Area	7	1,388	8	1,540

Total	29	$6,720	29	$7,834

The Company formed a special assets committee to focus directly on selling OREO properties and reducing other non-performing assets. The committee is comprised of lending officers from all of the Bank’s three market areas. The ability to sell OREO, which has been negatively affected by the current economic climate and the resulting reduction of non-performing assets, will to a large degree depend on how quickly specific market areas rebound from the recession. Management has allocated significant resources to facilitate sales of OREO to reduce the Company’s non-performing assets. During 2013, the Company initiated a more aggressive approach to sell OREO, including conducting on-site auctions on several OREO properties. This aggressive approach resulted in reducing the Company’s OREO balance by 53% or $8,805 during the calendar year. The Bank is actively marketing all of its property through its website, listing agents, and other marketing methods.

Investment securities and other investments totaled $89.99 million (market value) at September 30, 2014 which reflects an increase of $29.96 million from the December 31, 2013 total of $60.03 million. Investment securities available for sale and other investments at September 30, 2014 were comprised of mortgage backed securities / CMOs (65.74% of the total securities portfolio), municipal issues (11.56%), corporate bonds (0.99%), and SBAs pools (14.21%).  The Company’s entire securities portfolio was classified as available for sale at both September 30, 2014 and December 31, 2013. The Company increased its holdings of GNMA mortgage backed secutities by approximately $28.30 million during the third quarter in an effort to invest a portion of its federal funds sold.
Other investments include the Bank’s holdings of Federal Reserve, Federal Home Loan Bank, Pacific Coast Bankers Bank, Community Bankers Bank stock. These investments (carrying value of $4.29 million) are considered to be restricted as the Company is required to hold these investments and the only market for these investments is the issuing agency. Also included in Other Investments are 9 certificates of deposit purchased from other FDIC insured institutions.  The balance of these CDs totaled $2.24 million at September 30, 2014.

Liquidity and Capital Resources
Total stockholders’ equity of the Company was $52.54 million at September 30, 2014, representing an increase of $21.0 million or 66.57% from September 30, 2013. Total stockholders’ equity at December 31, 2013 was $32.99 million. The increase in stockholders’ equity from September 30, 2013 to September 30, 2014 is due to the net earnings achieved over the last 12 months, the increase in accumulated comprehensive income related to the Company’s available for sale securities, the funds received from the rights offering in

September 2014, and most significantly the capital received from the April 2014 private placement capital raise.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios of total risk-based capital and Tier I capital to risk-weighted assets (as defined in the regulations), and Tier I capital to adjusted total assets (as defined).  See Footnote 4 for a more detailed discussion of the Company’s and Bank’s regulatory capital ratios. The Board of Directors and management are committed to increasing our capital levels and we are continuing to explore options for raising additional capital.

Liquidity is the ability to provide sufficient cash levels to meet financial commitments and to fund loan demand and deposit withdrawals. The Company and subsidiary Bank maintain a significant level of liquidity in the form of cash and cash equivalents ($62.12 million as of September 30, 2014) and unrestricted investment securities available for sale ($41.75 million).  Cash and cash equivalents are immediately available for satisfaction of deposit withdrawals, customer credit needs, and operations of the Bank.  The Bank also maintains a significant amount of available credit with both the Federal Home Loan Bank and a correspondent financial institution. Unencumbered investment securities available for sale represent a secondary level of liquidity available for conversion to liquid funds in the event of extraordinary needs. In April 2014, the Company paid off its Holding Company Loan to Community Bankers Bank and as discussed in Footnote 5, the Company paid off its Capital Securities and accrued interest in July 2014. The Company believes that it maintains sufficient liquidity to meet its current and projected requirements and needs.

Caution About Forward-Looking Statements

This quarterly report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including certain plans, expectations, goals and projections, which are inherently subject to numerous assumptions, risks and uncertainties. The Company's actual results could differ materially from those set forth or implied in the forward-looking statements.

Such forward-looking statements involve known and unknown risks including, but not limited to, the following factors:

•	adverse economic conditions in the market area and the impact on credit quality and risks inherent in the loan portfolio such as repayment risk and fluctuating collateral values;
•	our inability to manage, dispose of and properly value non-performing assets and other real estate owned;
•	further deterioration in the housing market and collateral values;
•	our inability to assess the creditworthiness of our loan portfolio and maintain a sufficient allowance for loan losses;
•	our inability to maintain adequate sources of funding and liquidity, including secondary sources such as Federal Home Loan Bank advances;
•	our ability to attract and maintain capital levels adequate to support our asset levels and risk profile;
•	our inability to comply with the written agreement, dated October 13, 2010, with the Federal Reserve Bank of Richmond;
•	our successful management of interest rate risk and changes in interest rates and interest rate policies;
•	reliance on our management team, including our ability to attract and retain key personnel;
•	our ability to successfully manage our strategic plan;
•	difficult market conditions in our industry;
•	problems with technology utilized by us;
•	our ability to successfully manage third-party vendors upon whom we are dependent;
•	competition with other banks and financial institutions, and companies outside of the banking
•	industry, including those companies that have substantially greater access to capital and other resources;
•	potential impact on us of recently enacted legislation and future regulation;
•	changes in accounting policies or standards;
•	demand, development and acceptance of new products and services; and
•	changing trends in customer profiles and behavior.

ITEM 3. Quantitative and Qualitative Disclosures About Market Risk Not Applicable

ITEM 4. Controls and Procedures
We have carried out an evaluation, under the supervision and the participation of our management, including our Chief Executive Officer, Chief Financial Officer and Vice President of Accounting, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report. Based upon that evaluation, our Chief Executive Officer,  Chief Financial Officer and Vice President of Accounting concluded that our disclosure controls and procedures are effective in providing reasonable assurance that (a) the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and (b) such information is accumulated and communicated to our management, including our Chief Executive Officer, Chief Financial Officer and Vice President of Accounting, as appropriate to allow timely decisions regarding required disclosure.

There have not been any changes in the Company’s internal controls over financial reporting during the third quarter of 2014 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II. OTHER INFORMATION

Item 1.  Legal Proceedings

In 2010, Edith Moser (“Moser”) filed two complaints in the Circuit Court of Washington County, VA, claiming that Highlands Union Bank (the “Bank”) improperly handled the repossession and disposition of collateral from a warehouse in June/July 2008.  Moser also claims that the Bank acted as her business advisor and breached fiduciary duties owed to her in this capacity.  One complaint seeks $700,000 in damages for conversion based solely on the repossession/disposition of collateral.  The second complaint seeks $7,850,000 in damages for breach of fiduciary duty, violation of UCC Article 9, actual fraud, unjust enrichment, and business conspiracy.  In response, the Bank filed demurrers to both complaints, both of which were granted in part and denied in part with leave granted to amend. Moser chose not to amend either complaint, opting instead to consolidate her remaining claims into one action.  Moser’s remaining claims against the Bank are for violation of UCC Article 9, fraud, unjust enrichment of personal property, and conversion of personal property.  No trial date has been set. The Bank disputes the allegations and believes that they are without merit.  The Bank intends to continue to vigorously defend itself.  Management is unable to evaluate the likelihood of an unfavorable outcome or estimate the amount or range of potential loss.

On January 27, 2014, Angela Welch, as Chapter 7 Trustee for the bankruptcy estate of Frank Michael Mongelluzzi, named the Bank as a defendant in a lawsuit filed in the U.S. District Court for the Middle District of Florida, Tampa Division.  The  complaint states three counts: the first for avoidance and recovery of fraudulent transfers pursuant to 11 U.S.C. § 544(b) and Florida Statutes §§ 726.105(1)(a) and 726.108, and/or otherwise applicable law; the second for avoidance and recovery of fraudulent transfers pursuant to 11 U.S.C. § 544(b) and Florida Statutes §§ 726.105(1)(b) and 726.108, and/or otherwise applicable law; and the third for avoidance and recovery of fraudulent transfers pursuant to 11 U.S.C. § 544(b) and Florida Statutes §§ 726.106(1) and 726.108, and/or otherwise applicable law.  Each count seeks the recovery of $1,246,103 in overdraft repayments made by the debtor to the Bank, prejudgment interest, and costs.  The matter is in the pleading stage.  The Bank has responded with a motion to dismiss and intends to vigorously defend itself.  Management is unable to evaluate the likelihood of an unfavorable outcome or estimate the amount or range of potential loss.

Item 1A. Risk Factors
     Not applicable

Item 2.  Unregistered Sales of Equity Securities and Use of Proceeds

On October 15, 2014, the Company sold 8,286 shares of its common stock and 44,108 shares of its Series A  Preferred stock to TNH Financial Fund LP, each at a price of $3.50 per share, pursuant to the Securities Purchase  Agreement with TNH Financial Fund, LP for gross proceeds of $183,379. The shares were sold pursuant to an exemption from the registration requirements of the Securities Act in reliance on Section 4(a)(2) of the Securities Act. McKinnon and Company, Inc. served as Placement Agent with respect to the private placement and received compensation of approximately $7,335  in connection with such sale.

Each share of Series A Preferred Stock is convertible into one share of the Company’s common stock, subject to adjustment as set forth in the Articles of Amendment, automatically in the hands of a transferee (other than an affiliate of the transferor) immediately upon the consummation of a Permissible Transfer. A “Permissible Transfer” is a transfer by the holder either (i) to an affiliate of the holder or to the Company, (ii) in a widespread public distribution of common stock or Series A Preferred Stock, (iii) in which no transferee (or group of affiliated transferees) would, after giving effect to such transfer, own 2% or more of any class of voting securities of the Company, or (iv) to a transferee that would control more than a majority of the voting securities of the Company (not including voting securities such person is acquiring from the transferor).

Item 3.  Defaults Upon Senior Securities

    None
Item 4.  Mine Safety Disclosures

      Not Applicable

Item 5.  Other Information

None

Item 6.  Exhibits

31.1	Rule 13a-14(a) Certification of Executive Vice President and Chief Executive Officer
31.2	Rule 13a-14(a) Certification of Chief Financial Officer
31.3	Rule 13a-14(a) Certification of Vice President of Accounting
32.1	Certification Statement of Executive Vice President and Chief Executive Officer pursuant to 18 U.S.C. Section 1350.
32.2	Certification Statement of Chief Financial Officer pursuant to 18 U.S.C. Section 1350.
32.3	Certification Statement of Vice President of Accounting pursuant to 18 U.S.C. Section 1350
101                 The following materials from the Registrant’s Quarterly Report on Form
10-Q for the quarter ended September 30, 2014, formatted in Extensible Business Reporting Language (XBRL), include: (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Income, (iii) the Consolidated Statements of Comprehensive Income, (iv) Consolidated Statements of Cash Flows; (v) Consolidated Statements of Changes in Stockholders' Equity and (vi) related notes (furnished herewith).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

HIGHLANDS BANKSHARES, INC.
(Registrant)

Date: November 21, 2014	/s/ Samuel L. Neese
Samuel L. Neese
Executive Vice President and Chief Executive Officer

Date: November 21, 2014	/s/ Robert M. Little, Jr.
Robert M. Little, Jr.
Chief Financial Officer

Date: November 21, 2014	/s/ James R. Edmondson
James R. Edmondson
Vice President Accounting

Exhibits Index

31.1	Rule 13a-14(a) Certification of Executive Vice President and Chief Executive Officer
31.2	Rule 13a-14(a) Certification of Chief Financial Officer
31.3	Rule 13a-14(a) Certification of Vice President of Accounting
32.1	Certification Statement of Executive Vice President and Chief Executive Officer pursuant to 18 U.S.C. Section 1350.
32.2	Certification Statement of Chief Financial Officer pursuant to 18 U.S.C. Section 1350.
32.3	Certification Statement of Vice President of Accounting pursuant to 18 U.S.C. Section 1350.
101	The following materials from the Registrant’s Quarterly Report on Form
10-Q for the quarter ended September 30, 2014, formatted in Extensible Business Reporting Language (XBRL), include: (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Income, (iii) the Consolidated Statements of Comprehensive Income, (iv) Consolidated Statements of Cash Flows; (v) Consolidated Statements of Changes in Stockholders' Equity and (vi) related notes (furnished herewith).

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  November 12, 2014
___________

HIGHLANDS BANKSHARES, INC.
(Exact name of registrant as specified in its charter)

Virginia (State or other jurisdiction of incorporation)	0-27622 (Commission File Number)	54-1796693 (IRS Employer Identification No.)

340 West Main Street Abingdon, Virginia (Address of principal executive offices)	24210-1128 (Zip Code)

Registrant’s telephone number, including area code:  (276) 628-9181

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐      Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐      Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐      Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐      Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.03.                      Amendment to Articles of Incorporation or Bylaws; Change in Fiscal Year.

On November 12, 2014, the Board of Directors of the Highlands Bankshares, Inc. (the “Company”) amended the Company’s Bylaws, effective immediately, to add new Sections 6.2. and 6.3.  Section 6.6 provides that, unless Virginia law requires a different forum or the Company consents in writing to the selection of an alternative forum, the Circuit Court of the County of Washington, Virginia, or in the event that court lacks jurisdiction to hear such action, the U.S. District Court for the Western District of Virginia, Abingdon Division, will be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a legal duty owed by any current or former director, officer or other employee or agent of the Company to the Company or the Company’s shareholders, (iii) any action asserting a claim against the Company or any director or officer or other employee of the Company arising pursuant to any provision of the Virginia Stock Corporation Act or the Company’s Articles of Incorporation or Bylaws, or (iv) any action asserting a claim against the Company or any current or former director or officer or other employee or agent of the Company governed by the internal affairs doctrine.

Section 6.7 requires reimbursement by a shareholder of the Company to the Company and/or to the Company’s officers or directors of litigation costs and expenses, including attorneys’ fees, in (i) any derivate proceeding in which the court does not determine that such proceeding resulted in a substantial benefit to the Company, (ii) certain proceedings relating to inspection of records in which the court does not determine that the Company refused inspection without a reasonable basis for doubt about the right of the shareholder to inspect the records demanded and (iii) in any other proceeding if the claiming party does not obtain judgment that the court determines resulted in a substantial benefit to the Company or its shareholders.

A copy of the Company’s bylaws, as amended and restated November 12, 2014, is attached hereto as Exhibit 3.1 and is incorporated herein by reference.

Item 9.01	Financial Statements and Exhibits

(d) Exhibits

Exhibitt No.	Description
3.1	Bylaws of the Company, as amended and restated November 12, 2014

1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HIGHLANDS BANKSHARES, INC.
(Registrant)

Date: November 18, 2014	By:	/s/ Robert M. Little, Jr.
Robert M. Little, Jr.
Chief Financial Officer

2

EXHIBIT INDEX

Exhibit No.	Description

3.1	Bylas of the Company, as amended and restated November 12, 2014

3

BY-LAWS OF HIGHLANDS BANKSHARES, INC.

ARTICLE I

Shareholders

SECTION 1.1.  Annual Meeting.  The annual meeting of the shareholders of Highlands Bankshares, Inc. (the “Corporation”) for the election of Directors and for the transaction of such other business as may properly come before the meeting shall be held in May of each and every year, on a date and time to be set by the Board of Directors (hereinafter referred to as the “Board”).

SECTION 1.2.  Special Meetings.  Special meetings of shareholders, unless otherwise provided by law, may be called at any time by the Board, the Chairman of the Board, the President or the holders of not less than one-tenth of all the shares entitled to vote at such meeting.

SECTION 1.3.  Place of Meeting.  The Board may designate any place, either within or without the State of Virginia, as the place of meeting for any annual meeting or for any special meeting which is called by the Board.  If no place is designated by the Board, or if a special meeting is called otherwise that by the Board, the place of meeting shall be the principal office of the Corporation in the Commonwealth of Virginia.

SECTION 1.4.  Notice of Meetings.  Written notice stating the place, day and hour of the meeting and, in case of a special meeting, the purpose or purposes for which the meeting is called, shall be given not less than ten days nor more than sixty days before the date of such meeting (except as a different time is specified by law) by mail, by or at the direction of the Board, the Chairman of the Board, the President, or the Secretary, or persons calling the meeting, to each shareholder of record entitled to vote at such meeting.  Such notice shall be deemed to be given when deposited in the United States mail, with postage prepaid, addressed to the shareholder at his address as it appears on the stock records of the Corporation at the close of business on the record date established for such meeting.

SECTION 1.5.  Closing of Transfer Records or Fixing Date.  For the purpose of determining shareholders entitled to receive notice of or to vote, any meeting of shareholders or any adjournment thereof, or shareholders entitled to payment of any dividend, or in order to make a determination of shareholders for any other purpose, the Board may provide that the stock transfer records shall be closed for a stated period not to exceed, in any case, seventy days.  The Board may, in lieu of closing the stock transfer records, fix in advance a date as the record date for any such determination of shareholders, such date in any case to be not more than seventy days prior to the date on which the particular action, requiring such determination of shareholders, is to be taken.  If the stock transfer records are not closed and no record date is fixed by the Board, as provided above, then the date on which notice of the meeting is mailed, or the date on which the resolution of the Board declaring such dividend is adopted, shall be the record date for such determination of shareholders.

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When the determination of shareholders entitled to vote at any meeting of shareholders has been made, as provided herein, such determination shall apply to any adjournment of such meeting.

SECTION 1.6.  Voting Lists.  The Secretary of the Corporation shall make, at least ten days before each meeting of shareholders, a complete list of the shareholders entitled to vote at such meeting or any adjournment thereof, with the address of and the number of shares held by each.  Such list, for a period of ten days prior to such meeting shall be kept on file at the registered office of the Corporation or at the office of its transfer agent or registrar, if any, and shall be subject to inspection by any shareholder at any time during the usual business hours.  Such list shall also be produced and kept open at the time and place of the meeting and shall be subject to inspection by any shareholder during the whole time of the meeting.

SECTION 1.7.  Quorum.  A majority of the shares entitled to a vote, represented in person or by proxy, shall constitute a quorum at a meeting of shareholders, except as otherwise required by law.  If less than a majority of the shares entitled to vote are so represented may adjourn the meeting from time to time without further notice, but may take no other action.  At such adjourned meeting, at which a quorum is present in person or represented by proxy, any business may be transacted which might have been transacted at the meeting as originally notified.

SECTION 1.8.  Proxies.  At all meetings of shareholders, a shareholder may vote in person or by proxy executed in writing by such shareholder or his duly authorized attorney-in-fact.  Such proxy shall be filed with the Secretary of the Corporation before or at the time of the meeting.  No proxy shall be valid after eleven months from its date, unless otherwise provided in the proxy.  The execution, authorization, transmission, revocation and other matters relating to proxies shall be governed by the provisions of Section 13.1-663 of the Code of Virginia.

SECTION 1.9.  Voting of Shares.  Each share entitled to vote at any meeting of shareholders, shall be entitled to one vote on each matter submitted to a vote at such meeting.  If a quorum is present, the affirmative vote of the majority of the shares represented at the meeting and entitled to vote on the subject matter shall be the act of the shareholders, unless the subject matter be one requiring a greater vote under the law and except that in elections of Directors those receiving the greatest number of votes shall be deemed elected even though not receiving a majority.

At each election of Directors, every shareholder shall have the right to vote, in person or by proxy, the number of shares which he is entitled to vote at said meeting, for as many persons as there are Directors to be elected at said meeting, but cumulative voting shall not be permitted.

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SECTION 1.10.  Voting of Shares by Certain Holders.  Shares of the Corporation which are held in its treasury, or by it in a fiduciary capacity, or by another corporation, or by a partnership, or by two or more persons as joint tenants, tenants in common, or tenants by the entirety, or by an administrator, executor, guardian, committee or curator, or by a trustee or by a receiver, or by a receiver or trustee under the National Bankruptcy Act, or by a pledge, shall be voted only in accordance with the provisions of Section 13.1-662 of the Code of Virginia.

SECTION 1.11.  Organization.  At every meeting of shareholders, the Chairman of the Board shall preside, and in event of his inability to do so, the preceding officer shall be the President or such other officer or person as shall be designated by the Board.  The Secretary of the Corporation or such other person who shall be designated by the Board.  The Secretary of the Corporation or such other person who shall be designated by the Board shall record the full minutes of the meeting which shall be retained in the records of Virginia.

SECTION 1.12.  Judges of Election.  Every election of Directors by shareholders shall be managed by three judges who shall hold and conduct the election for which they are appointed to serve; and, after the election, they shall file with the Secretary a certificate under their hands, certifying the result thereof and the names of the Directors elected.  The judges of election, at the request of the Chairman of the meeting, shall also act as tellers of any vote by ballot taken at such meeting and shall certify the result thereof.  The judges of election shall be appointed by the Board in advance of the meeting at which they are to serve, but should the Board fail to make such appointment or if any judge of election for any reason should fail to attend an act at such meeting, a judge or judges of election may be appointed by the Chairman of the meeting.

SECTION 1.13.  Notice of Shareholder Business.  At an annual meeting of the shareholders, only such business shall be conducted as shall have been properly brought before the meeting.  To be properly brought before an annual meeting, business must be (a) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board of Directors, (b) otherwise properly brought before the meeting by or at the direction of the Board of Directors, or (c) otherwise properly brought before the meeting by a shareholder.  For business to be properly brought before an annual meeting by a shareholder, the shareholder must have given timely notice thereof in writing to the Secretary of the Corporation.  Except as otherwise required by law, to be timely a shareholder notice must be delivered to or mailed and received at the principal executive offices of the Corporation, not less than 60 days nor more than 90 days prior to the meeting; provided, however, that in the event that less than 70 days notice or prior public disclosure of the date of the meeting is given or made to shareholders, notice by the shareholder to be timely must be so received not later than the close of business on the 10th day following the day on which such notice of the date of the annual meeting was mailed or such disclosure was made.  A shareholder’s notice to the Secretary shall set forth as to each matter the shareholder proposes to bring before the annual meeting (a) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, (b) the name and address, as they appear on the Corporation’s books, of the shareholder proposing such business, (c) the class and number of shares of the Corporation which are beneficially owned by the shareholder, and (d) any material interest of the shareholder in such business.  Notwithstanding anything in the By-Laws to the contrary, no business shall be conducted at any annual meeting except in accordance with the procedures set forth in this Section 1.13.  The Chairman of an annual meeting shall, if the facts warrant, determine and declare to the meeting that business was not properly brought before the meeting and in accordance with the provisions of this Section 1.13, and if he should so determine, he shall so declare to the meeting and any such business not properly brought before the meeting shall not be transacted.

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ARTICLE II

Board of Directors

SECTION 2.1.  General Powers.  The business and affairs of the Corporation shall be managed by its Board of Directors.

SECTION 2.2.   Number, Election and Terms; Nominations.  Except as otherwise fixed by or pursuant to the provisions, if any, of the Articles of Incorporation relating to the rights of the holders of any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation to elect additional Directors under specified circumstances, the number of the Directors of the Corporation shall be fixed from time to time by the Board of Directors but shall not be less than five (5) nor more than twelve (12).  Directors shall be elected for a term of one year and shall hold office in accordance with the law of Virginia until a successor is elected and qualifies.  Nominations for the election of Directors shall be given in the manner provided in Section 2.13 of these By-Laws.  Directors must be shareholders as required by Section 6.1-47 of the Code of Virginia.

SECTION 2.3.  Chairman of the Board. The Board of Directors shall elect a Chairman from among its members to preside at all meetings of the shareholders, the Board and the Executive Committee.  The Board may also elect a Vice Chairman.

SECTION 2.4.  Vacancies and Newly Created Directorships.  Newly created directorships resulting from any increase in the number of Directors as provided by Virginia law, and any vacancies on the Board of Directors resulting from death, resignation, disqualification, removal or other cause shall be filled by the affirmative vote of a majority of the remaining Directors then in office, even though less than a quorum of the Board of Directors.  Any Director elected in accordance with the preceding sentence shall hold office until the next annual meeting of shareholders at which Directors are elected thereby.  No decrease in the number of Directors constituting the Board of Directors shall shorten the term of any incumbent Director.

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SECTION 2.5.  Honorary and Advisory Directors.  The Board may appoint to the position of Honorary Director or the position of Advisory Director such person or persons as it deems appropriate.  Honorary Directors shall be entitled to receive notice of, and to attend all meetings of the Board, but they shall not be Directors and shall not be entitled to vote, nor shall they be counted in determining a quorum of the Board.  Advisory Directors shall be entitled only to notice of meetings of Advisory and Regional Boards of the Corporation to which they shall be appointed.  Honorary and Advisory Directors, shall receive such compensation as may be authorized by the Board for attendance at meetings.

SECTION 2.6.  Removal.  Any Director may be removed from office, with or without cause and only by the affirmative vote of the holders of 80% of the combined voting power of the then outstanding shares of stock entitled to vote generally in the election of Directors, voting together as a single class.

SECTION 2.7.  Regular Meetings.  Regular meetings of the Board shall be held within one day after the annual meeting of shareholders without notice thereof and regular monthly meetings shall be held on the second Wednesday of each month unless such day shall be a legal holiday, in which case such meeting shall be held on the next week day thereafter which is not a holiday.  Unless otherwise determined by a majority of the Board, all regular meetings shall be held at the principal office of the Corporation at 7:00 o’clock.

SECTION 2.8.  Special Meetings.  Special meetings of the Board may be called by or at the request of the Chairman of the Board, the Vice Chairman, the President or any three Directors.  Notice of the time, place and purpose of each special meeting shall be given to each Director at either his business or residence address as shown by the records of the Secretary, at least forty-eight hours previously thereto if mailed and twenty-four hours previously thereto if delivered or given by telegram or telephone.   If mailed, such notice shall be deemed to be delivered when deposited in the United States mail so addressed, with postage prepaid thereon.  If notice be given by telegram, such notice shall be deemed to be delivered when the telegram, so addressed, is delivered to the telegraph company.  Any Director may waive notice of any meeting and the attendance of a Director at a meeting shall constitute a waiver of notice of such meeting except where a Director attends for the express purpose of objecting to the transaction of business thereat on the ground that the meeting is not lawfully called or convened.

SECTION 2.9.  Quorum.  A majority of the Directors shall constitute a quorum for the transaction of business.

SECTION 2.10.  Manner of Acting.  The act of the majority of the Directors present at a meeting at which a quorum is present shall, unless otherwise provided by law or these By-Laws, be the act of the Board.  Any action required to be taken at a meeting of Directors, may be taken without a meeting if a consent in writing, setting forth action so shall be signed by all of the Directors.  Such written consent shall have the same force and effect as a unanimous vote.

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SECTION 2.11.  Compensation.  By a resolution of the Board, the Directors may be paid their expenses, if any, of attendance at each meeting of the Board and each meeting of a committee and may, in addition, be paid a fixed sum for serving as Director and for attendance at each such meeting.  No such payment shall preclude any Director from serving the Corporation in any other capacity and receiving compensation therefore.

SECTION 2.12.  Presumption of Assent.  A Director of the Corporation who is present at a meeting of the Board at which action on any Corporation matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting, or unless he shall file his written dissent to such action with the person acting as Secretary of the meeting before the adjournment thereof.

SECTION 2.13.  Nominations.  Only persons who are nominated in accordance with the procedures set forth in this Section 2.13 shall be eligible for election as Directors.  Nominations of persons for election to the Board of Directors of the Corporation may be made at a meeting of shareholders by or at the direction of the Board of Directors or by any shareholders of the Corporation entitled to vote for the election of Directors at the meeting who complies with the notice procedures set forth in this Section 2.13.  Such nominations, other than those made by or at the direction of the Board of Directors, shall be made pursuant to timely notice in writing to the Secretary of the Corporation.  Except as otherwise required by law, to be timely a shareholder’s notice shall be delivered to or mailed and received at the principal executive offices of the Corporation not less than 60 days nor more than 90 days prior to the meeting; provided, however, that in the event that less than 70 days notice or prior public disclosure of the date of the meeting is given or made to shareholders, notice by the shareholder to be timely must be so received not later than the close of business on the 10th day following the day on which such notice of the date of the meeting was mailed or such public disclosure was made.  Such shareholder’s notice shall set forth (a) as to each person whom the shareholder proposes to nominate for election or re-election as a Director, (i) the name, age, business address and residence address of such person, (ii) the principal occupation or employment of such person, (iii) the class and number of shares of the Corporation which are beneficially owned by such person and (iv) any other information relating to such person that is required to be disclosed in solicitations of proxies for election of Directors, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (including without limitation such person’s written consent to being named in the proxy statement as a nominee and to serving as a Director if elected); and (b) as to the shareholder giving the notice (i) the name and address, as they appear on the Corporation’s books, of such shareholder and (ii) the class and number of shares of the Corporation which are beneficially owned by such shareholder.  At the request of the Board of Directors any person nominated by the Board of Directors for election as a Director shall furnish to the Secretary of the Corporation that information required to be set forth in a shareholder’s notice of nomination which pertains to the nominee.  No person shall be eligible for election as a Director of the Corporation unless nominated in accordance with the procedures set forth in this Section 2.13.  The Chairman of the meeting shall, if the facts warrant, determine and declare to the meeting that a nomination was not made in accordance with the procedures prescribed by the By-Laws, and if he should so determine, he shall so declare to the meeting and the defective nomination shall be disregarded.

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ARTICLE III

Committees

SECTION 3.1.  Executive Committee.  The Board may, at its discretion, appoint an Executive Committee of the Board consisting of not les than 5 Directors who shall be elected by the Board at its meeting thereof following the annual meeting of the shareholders.  The Board may also elect from its members two alternates to serve on the Executive Committee to be called as necessary to provide a quorum of the Committee in the event of absence or inability of regular members of the Committee to attend any particular regular or special meeting of such Committee.  Except as limited by the provisions of Section 13.1-689 of the Code of Virginia or for any other matters which cannot by law be delegated by the Board, the Executive Committee shall have all the powers of the Board in the management and conduct of the business and affairs of the Corporation in the intervals between meetings of the Board, and shall report its actions to the Board at its regular meetings.  Vacancies in the membership of the Executive Committee (including alternates) may be filled at any meeting of the Board.

SECTION 3.2.  Audit Committee.  There shall be an Audit Committee composed of at least three directors elected by the Board, none of whom shall be officers employed on a regular full-time basis by the Corporation or any of its affiliates.  The Board shall appoint from among the members of the Committee a Chairman thereof, who shall preside at meetings of the Committee and shall direct its work.

It shall be the duty of the Committee to act on behalf of the Board, to make certain that the affairs and operations of the Corporation and its affiliates are subject to proper audits and control procedures, to report regularly to the Board, at least annually, in connection with the activities, findings and reports of both internal and independent audits of the Corporation and its affiliates, to provide guidance and assistance to such auditors, and to assure that such auditors are free to exercise their function independent of management, wherever appropriate.

SECTION 3.3.  Other Committees.  The Board shall create such other committees as it may determine will be helpful in discharging its responsibilities for the management and administration of the Corporation.  Each committee shall consist of such Directors, officers and others as may be elected thereto by the Board, and each committee shall perform such functions as may be assigned to it by the Board.

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SECTION 3.4.   Compensation.  The Chairman and members of all committees shall receive such compensation for their services as may be fixed by the Board.

SECTION 3.5.   Meetings.   Regular meetings of any standing or special committee may be held without call or notice at such times or places as such committee may be called by the Chairman of the Board, the President or any two members of such committee, upon giving notice of the time, place and purpose of each such meeting to each member at either his business or residence address, as shown by the records of the Secretary, at least forty-eight hours previously thereto if mailed, and twenty-four hours previously thereto if delivered in person, or given orally, or by telephone or by telegraph.  If mailed, such notice shall be deemed to be delivered when deposited in the United States mail, so addressed, with postage prepaid thereon.  If notice be given by telegram, such notice shall be deemed to be delivered when the telegram, so addressed, is delivered to the telegraph company.  Any Director or member may waive notice of a meeting and the attendance of a Director or member at a meeting shall constitute a waiver of notice of such meeting except where a Director or member attends for the express purpose of objection to the transaction of business thereat on the grounds that the meeting is not lawfully called or convened.

SECTION 3.6.  Quorum.  At any meeting of any standing or special committee, a majority of the members shall constitute a quorum, but any action of such committee to be effective must be authorized by the affirmative vote of a majority of the members thereof present at the meeting.

ARTICLE IV

Officers

SECTION 4.1.  Number.  The officers of the Corporation shall be the Chairman of the Board, the President, and one or more Vice Presidents, a Secretary, a Cashier, and such other officers with such titles and descriptions, as the Board, from time to time, may deem appropriate.  Any two or more offices may be held by the same person except the offices of President and the Secretary may not be combined.

SECTION 4.2.  Election and Term of Office.  The officers of the Corporation shall be elected annually by the Board at its first meeting held after the annual meeting of shareholders, or as soon thereafter as is convenient.  Each officer shall hold office until his successor shall have been duly elected and shall have qualified or until he shall resign or shall have been removed in the manner hereinafter provided.

SECTION 4.3.  Removal.  Any officer or agent elected or appointed by the Board may be removed by the Board whenever in its judgment the best interest of the Corporation would be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed.

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SECTION 4.4.  Vacancies.  A vacancy in any office because of death, resignation, removal, disqualification or otherwise may be filled by the Board for the unexpired portion of the term.

SECTION 4.5.  Chairman of the Board.  The Board shall elect one of its members to be Chairman of the Board.  The Chairman of the Board shall preside at meetings of the shareholders, the Board and the Executive Committee and shall perform such other duties as the Board may prescribe.

SECTION 4.6.  President.  The Board shall elect one of its members to be President who, unless another officer shall be designated by the Board as Chief Executive Officer, shall be the Chief Executive Officer of the Corporation and the subject to the control of the Board, shall have general powers over, and supervision of, the business, property and affairs of the Corporation.  He shall have such powers and duties as may be assigned to him by the Board.

SECTION 4.7.  Vice Presidents.  The Board shall elect one or more Vice Presidents, each of whom shall have such powers and duties as may be assigned to such persons by the Board or the Chief Executive Officer.  The Board may confer upon such persons some particular or descriptive title indicative of that person’s authorities or duties.

SECTION 4.8.   Secretary.  The Board shall elect a Secretary of the Corporation who shall be ex-officio Secretary of the Board, the Executive Committee and of all other standing committees.  The Secretary shall keep the minutes of all meetings of the Board, the Executive Committee, and when required, of all other standing committees and meetings of which the Secretary shall be assigned secretary, and attend to serving and giving all notices of the Corporation.  The Secretary shall have charge of the corporate seal, the stock certificate records and such other books, records and papers as the board and the Executive Committee may direct; keep a stock record containing the names of all persons who are shareholders of the Corporation, showing their place of residence, the number of shares of stock held by thereof; and shall perform such other duties as may be incident to the office or as prescribed by the Board or the Chief Executive Officer.

SECTION 4.9.  Assistant Officers.  The Chief Executive Officer may appoint, on behalf of the Board, one or more Assistant Vice Presidents, Assistant Secretaries, Assistant Cashiers or such other officers as he deems appropriate and may assign to them such duties as he shall deem appropriate including duties which would otherwise be performed by the officer to whom they are assistant.

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ARTICLE V

Employees Other Than Officers

SECTION 5.1.  Employment, Compensation and Dismissal.  Subject to the authority of the Board, the President, the CEO or any other Executive officer authorized by them may employ such agents and employees other than officers as deemed advisable for the prompt and orderly transaction of the business of the Corporation, define their duties, fix their compensation and dismiss them.

ARTICLE VI

Bonding of Officers and Employees

SECTION 6.1.  Bonding.  All officers and employees, as a group or otherwise, shall be bonded for the faithful performance of their duties and against loss to the Corporation resulting from their misconduct by a reliable surety company, selected by the Board, and in such amount as shall be determined, from time to time, by the Board.

SECTION 6.2.  Exclusive Forum. Unless Virginia law requires a different forum or Corporation consents in writing to the selection of an alternative forum, the Circuit Court of the County of Washington, Virginia, or in the event that court lacks jurisdiction to hear such action, the United States District Court for the Western District of Virginia, Abingdon Division, shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a legal duty owed by any current or former director, officer or other employee or agent of the Corporation to the Corporation or the Corporation’s shareholders, (iii) any action asserting a claim against the Corporation or any director or officer or other employee of the Corporation arising pursuant to any provision of the Virginia Stock Corporation Act or the Articles of Incorporation or these Bylaws (as either may be amended from time to time), or (iv) any action asserting a claim against the Corporation or any current or former director or officer or other employee or agent of the Corporation governed by the internal affairs doctrine (with items (i) through (iv) referred to collectively herein, as “Corporate Actions”).

SECTION 6.3.   Litigation Costs.

(a)	Certain Definitions. For purposes of this Section 6.7 the following definitions shall apply:

“Claiming Party” means any current or prior shareholder who initiates a Proceeding.

“Corporation” means Highlands Bankshares, Inc.

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“Defending Party” means the Corporation and any director or officer of the Corporation who is a defendant in a Proceeding initiated by a Claiming Party.

 “Litigation Costs” mean any fees, costs or expenses of every kind and description (including, but not limited to, attorneys’ fees and other litigation or arbitration expenses).

“Proceeding” means any action, suit, arbitration, or appeal in which the subject matter is a Corporate Action.

   (b)         Circumstances Requiring Claiming Party to Pay Litigation Costs.

(i) In any derivative Proceeding in which the court does not determine that the Proceeding resulted in a substantial benefit to the Corporation, the Claiming Party shall be obligated to reimburse the Corporation and each Defending Party for all Litigation Costs incurred in connection with such Proceeding;

(ii) In any Proceeding initiated under Section 13.1-773 of the Virginia Stock Corporation Act in which the court does not determine that the Corporation refused inspection without a reasonable basis for doubt about the right of the shareholder to inspect the records demanded, the Claiming Party shall be obligated to reimburse the Corporation and each Defending Party for all Litigation Costs incurred in connection with the Proceeding; and

(iii) In any other Proceeding, if the Claiming Party does not obtain a judgment or award that court determines resulted in a substantial benefit to the Corporation or its shareholders, then each Claiming Party shall be obligated to reimburse the Corporation and each Defending Party for all Litigation Costs incurred in connection with the Proceeding.

(c) The obligation of a Claiming Party under subsection (b) shall be joint and several with each other Claiming Party in a Proceeding.

ARTICLE VII

Contracts, Loans, Checks and Deposits

SECTION 7.1.  Contracts.  Either the President or any Executive Officer may execute contracts or other instruments on behalf of and in the name of the Corporation and any contract or other instrument so signed may be attested and the corporate seal affixed by the Secretary or an Assistant Secretary.  The Board may authorize any other officer or officers, agent or agents to enter into any contract or execute any instrument in the name of and on behalf of the Corporation, and such authority may be general or confined to specific instances.

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SECTION 7.2.  Loans.  No loans shall be contracted on behalf of the Corporation and no evidence of indebtedness shall be issued in its name unless authorized by the President, the CEO or the Board of Directors.  Such authority may be general or confined to specific instances.

SECTION 7.3.  Checks, Drafts, Etc.  All checks, drafts, bills of exchange and other negotiable instruments of the Corporation shall be signed by either the President, a Vice President, or by such other officer or agent of the Corporation as may be authorized so to do by the Board of Directors.  Such authority may be general or confined to specific business.

SECTION 7.4.  Deposits.  All funds of the Corporation not otherwise employed shall be deposited from time to time to the credit of the Corporation in such bank or other depositories as the Board may select.

ARTICLE VIII

Inspection of Records

SECTION 8.1.  Inspection of Records.  The books and records of account of the Corporation, the minutes of the proceedings of the shareholders, the Board and the Executive Committee; and the records of the shareholders showing the names and addresses of all shareholders and the number of shares held by each, shall be subject to inspection during normal business hours (i) by any person who is a duly qualified Director of the Corporation at the time he makes such inspection and (ii) a shareholder, as required by an in accordance with applicable law.

ARTICLE IX

Certificates for Shares and Their Transfer

SECTION 9.1  Certificates for Shares.  Certificates representing shares of the capital stock of the Corporation shall be in such form as shall be determined by the Board.  Such certificates shall be signed by the President or an Executive Officer and also by the Secretary or an Assistant Secretary, or the Cashier or any other officer authorized by the Board, and may (but need not) be sealed with the seal of the Corporation or a facsimile thereof.

The signatures of the officers upon a certificate may be facsimiles if the certificate is countersigned by a transfer agent or registered by a registrar.  All certificates for shares shall be consecutively numbered or otherwise identified.  The name and address of the person to whom the shares represented thereby are issued, with the number of shares and the date of issue, shall be entered on the stock transfer records of the Corporation.  All certificates surrendered to the Corporation for transfer shall be cancelled and no new certificates shall be issued until the former certificate for a like number of shares shall have been surrendered and cancelled, except that in the case of a lost, destroyed or mutilated certificate, a new one may be issued therefore upon such terms and indemnify to the Corporation as the Board may prescribe.

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SECTION 9.2.  Transfer of Shares.  Transfer of shares of the Corporation shall be made only on the transfer records of the Corporation by the holder of record or by his legal representative, who shall furnish proper evidence of authority to transfer, or by his attorney thereunto authorized by power of attorney duly executed and filed with the Secretary of the Corporation, and on surrender for cancellation of the certificates for such shares.  The person in whose name shares stand on the books of the Corporation shall be deemed by the Corporation to be the owner thereof for all purposes.

ARTICLE X

Waiver of Notice

SECTION 10.1  Waiver of Notice.  Unless otherwise provided by law, and in addition to any other provision of these By-Laws, whenever any notice is required to be given to any shareholder or Director, or member of any committee of the Corporation, a waiver thereof in writing, signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice.

ARTICLE XI

Fiscal Year

SECTION 11.1.  Fiscal Year.  The fiscal year of the Corporation shall begin on the first day of January and end on the thirty-first day of December in each year.

ARTICLE XII

Dividends

SECTION 12.1.  Dividends.  The Board may from time to time declare, and the Corporation may pay, dividends on its outstanding shares in the manner and upon terms and conditions provided by law.

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ARTICLE XIII

Seal

SECTION 13.1.  Seal.  The Board shall provide a corporate seal which shall be circular in form and shall have inscribed thereon the name of the Corporation, the state of incorporation, “VIRGINIA”, and the word, “SEAL”.

ARTICLE XIV

Amendments

SECTION 14.1.  Amendments to By-Laws.  Subject to the provisions of the Articles of Incorporation, these By-Laws may be altered, amended or repealed at any regular meeting of the shareholders (or at any special meeting thereof duly called for that purpose) by a majority vote of the shares represented and entitled to vote at such meeting; provided that in the notice of such special meeting, notice of such purpose shall be given.  Subject to the laws of the Commonwealth of Virginia, the Articles of Incorporation and these By-Laws, the Board of Directors may be majority vote of those present at any meeting at which a quorum is present amend these By-Laws, or enact such other By-Laws as in conduct of the affairs of the Corporation; provided, however, that, By-Laws amended or adopted by the Board may be repealed or amended or new by-laws adopted by the shareholders and the shareholders may prescribe that any by-law adopted by them shall not be altered, amended or repealed by the Board.

The undersigned Secretary of the Corporation, hereby certifies this to be a true copy of the by-laws of Highlands Bankshares, Inc.

/s/ Robert M. Little, Jr.
Robert M. Little, Jr., Secretary	Date

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